UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-14930

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X             Form 40-F ......

This Report on Form 6-K with respect to our quarterly results for the three-month period ended March 31, 2024 is hereby incorporated by reference in HSBC Holdings plc’s registration statement on Form F-3 (File No. 333-277306).

Neither our website referred to herein, nor any of the information contained on our website, is incorporated by reference in the Form
6-K.

30 APRIL 2024
HSBC HOLDINGS PLC
1Q24 EARNINGS RELEASE
Noel Quinn, Group Chief Executive, said:
“I’m pleased with our start to 2024. We completed the sale of our Canada business and agreed the sale of our Argentina business, both of which allow us to focus on markets with higher value international opportunities. Our good profit performance of $12.7bn in the first quarter has enabled us to continue the trend of rewarding our shareholders. We have announced a total of $8.8bn of distributions, consisting of a first interim dividend for 2024 of $0.10 per share, a special dividend of $0.21 per share from the Canada sale proceeds, and a new share buy-back of up to $3bn. Our 2024 guidance remains unchanged, including a mid-teens return on average tangible equity and continued cost discipline.“
Financial performance (1Q24 vs. 1Q23)
–Profit before tax decreased by $0.2bn to $12.7bn. This included a $4.8bn gain following the completion of the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds, partly offset by a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale. The reduction in profit before tax also reflected the non-recurrence of a $2.1bn reversal in 1Q23 of an impairment relating to the sale of our retail banking operations in France, which was subsequently reinstated in 4Q23 prior to completion, and a $1.5bn gain recognised in 1Q23 on the acquisition of Silicon Valley Bank UK Limited (‘SVB UK‘).
–On a constant currency basis, profit before tax decreased by $0.3bn to $12.7bn. Reported profit after tax decreased by $0.2bn to $10.8bn.
–Revenue increased by $0.6bn or 3% to $20.8bn, including the acquisition and disposal impacts of the strategic transactions described above. Revenue growth also reflected the impact of higher customer activity in our Wealth products in Wealth and Personal Banking (‘WPB‘), and in Equities and Securities Financing in Global Banking and Markets (‘GBM‘), which in part mitigated a reduction in Foreign Exchange revenue, compared with a strong 1Q23.
–Net interest income (‘NII‘) of $8.7bn fell by $0.3bn, primarily reflecting deposit migration. Non-interest income increased by $0.9bn, reflecting a rise in trading income of $1.3bn, mainly in GBM. The associated funding costs reported in NII grew by $1.3bn. In addition, fee income grew by 5%. On a constant currency basis, revenue rose by 3% to $20.8bn.
–Net interest margin (‘NIM’) of 1.63% decreased by 6 basis points (‘bps‘) compared with 1Q23. NIM increased by 11bps compared with 4Q23, reflecting the impact of hyperinflation and currency devaluation in Argentina, partly offset by higher funding costs of liabilities.
–ECL of $0.7bn were $0.3bn higher than in 1Q23. The 1Q24 charge primarily comprised stage 3 charges in both WPB and our wholesale businesses, while the 1Q23 charge reflected a favourable change in economic assumptions and lower stage 3 charges. Annualised ECL as a percentage of gross loans and advances to customers was 30bps in 1Q24, including held for sale balances.
–Operating expenses of $8.2bn were $0.6bn or 7% higher than in 1Q23. The growth was primarily due to continued investment in technology, the impacts of inflation and a higher performance-related pay accrual which reflected a change in the expected quarterly phasing of the performance-related pay pool relative to 1Q23. While target basis operating expenses rose by 7%, we are reconfirming our cost growth guidance of approximately 5% for 2024 compared with 2023 on this basis. Target basis operating expenses are measured on a constant currency basis, excluding notable items, the impact of retranslating the results of hyperinflationary economies at constant currency, and the direct costs from the sales of our France retail banking operations and our banking business in Canada.
–Customer lending balances decreased by $5bn compared with 4Q23. On a constant currency basis, lending balances increased by $5bn, including growth in Commercial Banking (‘CMB‘) and GBM, notably in HSBC Bank plc, while mortgage balances increased in WPB in HSBC UK.
–Customer accounts decreased by $41bn compared with 4Q23. On a constant currency basis, customer accounts fell by $24bn, mainly in our legal entity in Hong Kong, notably reflecting the impact of customer deleveraging and competitive pressures in CMB and GBM, and outflows into wealth products in WPB.
–Common equity tier 1 (‘CET1’) capital ratio of 15.2% increased by 0.4 percentage points compared with 4Q23, driven by capital generation, the net beneficial impact of strategic transactions on CET1 and risk-weighted assets (‘RWAs‘), partly offset by the foreseeable dividend accrual, including the special dividend of $0.21 per share following the completion of the sale of our banking business in Canada, and the share buy-back announced at our 2023 year-end results.
–The Board has approved a first interim dividend of $0.10 per share. In addition, following the completion of the sale of our banking business in Canada, the Board has approved a special dividend of $0.21 per share, payable in June 2024, alongside the first interim dividend. After completing the $2bn buy-back announced at our full year 2023 results, we now intend to initiate a share buy-back of up to $3bn, which we expect to have a 0.4 percentage point impact on the CET1 capital ratio. We plan for this buy-back to commence shortly after the annual general meeting (‘AGM‘) in May 2024.
Outlook
–Our guidance remains unchanged from that set out at our full-year results on 21 February 2024. We continue to target a return on average tangible equity (‘RoTE‘), excluding the impact of notable items, in the mid-teens for 2024, with banking net interest income (‘banking NII‘) of at least $41bn, dependent on the path of interest rates globally. We are reconfirming our cost growth guidance of approximately 5% for 2024 compared with 2023, on a target basis, and ECL charges as a percentage of average gross loans of around 40bps in 2024.
–Our guidance reflects our current outlook for the global macroeconomic environment, including customer and financial markets activity. This includes our modelling of a number of market dependent factors, such as market-implied interest rates (as of early April 2024), as well as customer behaviour and activity levels.
–We intend to manage our CET1 capital ratio within our medium-term target range of 14% to 14.5%, with a dividend payout ratio target of 50% for 2024, excluding material notable items and related impacts.
Note: we do not reconcile our forward guidance on RoTE excluding notable items, target basis operating expense, dividend payout ratio excluding material notable items and related impacts or banking NII to their reported equivalent measures.

HSBC Holdings plc Earnings Release 1Q24	1

Earnings Release – 1Q24

Cautionary statement regarding forward-looking statements
This Earnings Release 1Q24 on Form 6-K contains certain forward-looking statements with respect to HSBC’s: financial condition; results of operations and business, including the strategic priorities; financial, investment and capital targets; and ESG targets, commitments and ambitions described herein.
Statements that are not historical facts, including statements about HSBC’s beliefs and expectations, are forward-looking statements. Words such as ‘may’, ‘will’, ‘should’, ‘expects’, ‘targets’, ‘anticipates’, ‘intends’, ‘plans’, ‘believes’, ‘seeks’, ‘estimates’, ‘potential’ and ‘reasonably possible’, or the negative thereof, other variations thereon or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, information, data, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC’s Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:
–changes in general economic conditions in the markets in which we operate, such as new, continuing or deepening recessions, prolonged inflationary pressures and fluctuations in employment levels and the creditworthiness of customers beyond those factored into consensus forecasts; the Russia-Ukraine war and the Israel-Hamas war and their impact on global economies and the markets where HSBC operates, which could have a material adverse effect on (among other things) our financial condition, results of operations, prospects, liquidity, capital position and credit ratings; deviations from the market and economic assumptions that form the basis for our ECL measurements (including, without limitation, as a result of the Russia-Ukraine war and the Israel-Hamas war, inflationary pressures, commodity price changes, and ongoing developments in the commercial real estate sector in mainland China); potential changes in HSBC’s dividend policy; changes and volatility in foreign exchange rates and interest rates levels, including the accounting impact resulting from financial reporting in respect of hyperinflationary economies; volatility in equity markets; lack of liquidity in wholesale funding or capital markets, which may affect our ability to meet our obligations under financing facilities or to fund new loans, investments and businesses; geopolitical tensions or diplomatic developments producing social instability or legal uncertainty, such as the Russia-Ukraine war or the Israel-Hamas war (including the continuation and escalation thereof) and the related imposition of sanctions and trade restrictions, supply chain restrictions and disruptions, sustained increases in energy prices and key commodity prices, claims of human rights violations, diplomatic tensions, including between China and the US, the UK, the EU, India and other countries, and developments in Hong Kong and Taiwan, alongside other potential areas of tension, which may adversely affect HSBC by creating regulatory, reputational and market risks; the efficacy of government, customer, and HSBC’s actions in managing and mitigating ESG risks, in particular climate risk, nature-related risks and human rights risks, and in supporting the global transition to net zero carbon emissions, each of which can impact HSBC both directly and indirectly through our customers and which may result in potential financial and non-financial impacts; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks’ policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; societal shifts in customer financing and investment needs, including consumer perception as to the continuing availability of credit; exposure to counterparty risk, including third parties using us as a conduit for illegal activities without our knowledge; the discontinuation of certain key Ibors and the transition of the remaining legacy Ibor contracts to near risk-free benchmark rates, which continues to expose HSBC to some financial and non-financial risks; and price competition in the market segments we serve;
–changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities in the principal markets in which we operate and the consequences thereof (including, without limitation, actions taken as a result of the impact of the Russia-Ukraine war on inflation); initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks, which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; changes to tax laws and tax rates applicable to HSBC, including the imposition of levies or taxes designed to change business mix and risk appetite; the practices, pricing or responsibilities of financial institutions serving their consumer markets; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; the UK’s relationship with the EU, which continues to be characterised by uncertainty and political disagreement, despite the signing of the Trade and Cooperation Agreement between the UK and the EU, particularly with respect to the potential divergence of UK and EU law on the regulation of financial services; changes in government approach and regulatory treatment in relation to ESG disclosures and reporting requirements, and the current lack of a single standardised regulatory approach to ESG across all sectors and markets; changes in UK macroeconomic and fiscal policy, which may result in fluctuations in the value of the pound sterling; general changes in government policy that may significantly influence investor decisions; the costs, effects and outcomes of regulatory reviews, actions or litigation, including any additional compliance requirements; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies; and
–factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques); our ability to achieve our financial, investment, capital and ESG targets, commitments and ambitions (including the positions set forth in our thermal coal phase-out policy and our energy policy and our targets to reduce our on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors), which may result in our failure to achieve any of the expected benefits of our strategic priorities; evolving regulatory requirements and the development of new technologies, including artificial intelligence, affecting how we manage model risk; model limitations or failure, including, without limitation, the impact that high inflationary pressures and rising interest rates have had on the performance and usage of financial models, which may require us to hold additional capital, incur losses and/or use compensating controls, such as judgemental post-model adjustments, to address model limitations; changes to the judgements, estimates and assumptions we base our financial statements on; changes in our ability to meet the requirements of regulatory stress tests; a reduction in the credit ratings assigned to us or any of our subsidiaries, which could increase the cost or decrease the availability of our funding and affect our liquidity position and net interest margin; changes to the reliability and security of our data management, data privacy, information and technology infrastructure, including threats from cyber-attacks, which may impact our ability to service clients and may result in financial loss, business disruption and/or loss of customer services and data; the accuracy and effective use of data, including internal management

2	HSBC Holdings plc Earnings Release 1Q24

information that may not have been independently verified; changes in insurance customer behaviour and insurance claim rates; our dependence on loan payments and dividends from subsidiaries to meet our obligations; changes in our reporting frameworks and accounting standards, which have had and may continue to have a material impact on the way we prepare our financial statements; our ability to successfully execute planned strategic acquisitions and disposals; our success in adequately integrating acquired businesses into our business, including the integration of SVB UK into our CMB business; changes in our ability to manage third-party, fraud, financial crime and reputational risks inherent in our operations; employee misconduct, which may result in regulatory sanctions and/or reputational or financial harm; changes in skill requirements, ways of working and talent shortages, which may affect our ability to recruit and retain senior management and diverse and skilled personnel; and changes in our ability to develop sustainable finance and ESG-related products consistent with the evolving expectations of our regulators, and our capacity to measure the environmental and social impacts from our financing activity (including as a result of data limitations and changes in methodologies), which may affect our ability to achieve our ESG ambitions, targets and commitments, including our net zero ambition, our targets to reduce on-balance sheet financed emissions and, where applicable, facilitated emissions in our portfolio of selected high-emitting sectors and the positions set forth in our thermal coal phase-out policy and our energy policy, and increase the risk of greenwashing. Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models it uses; our success in addressing operational, legal and regulatory, and litigation challenges; and other risks and uncertainties we identify in ‘Managing risk’ on page 37 of this Earnings Release 1Q24 on Form 6-K.
Additional detailed information concerning important factors, including but not limited to ESG-related factors, that could cause actual results to differ materially from those anticipated or implied in any forward-looking statement in this Earnings Release 1Q24 is available in our Annual Report and Accounts for the fiscal year ended 31 December 2023, which was filed with the SEC on Form 20-F on 22 February 2024.

HSBC Holdings plc Earnings Release 1Q24	3

Earnings Release – 1Q24

Contents
1	Group Chief Executive statement	24	Supplementary financial information
1	Financial performance (1Q24 vs. 1Q23)	24	– Reported and constant currency results
1	Outlook	25	– Global businesses
2	Cautionary statement regarding forward-looking statements	28	– Legal entities
4	Business highlights	32	– Strategic transactions supplementary analysis
5	Financial summary	33	Alternative performance measures
5	– Key financial measures: basis of preparation	33	– Use of alternative performance measures
5	– Constant currency performance	33	– Alternative performance measure definitions
6	– Disposal groups and business acquisitions	37	Risk
8	– Key financial metrics	37	– Managing risk
9	– Summary consolidated income statement	38	– Credit risk
10	– Distribution of results by global business and legal entity	49	– Capital risk
11	– Income statement commentary	51	– Regulatory and other developments
16	– Summary consolidated balance sheet	52	Additional information
16	– Balance sheet commentary	52	– Dividends
18	Global businesses	53	– Investor relations/media relations contacts
18	– Wealth and Personal Banking – constant currency basis	54	– Abbreviations
19	– Commercial Banking – constant currency basis
21	– Global Banking and Markets – constant currency basis
22	– Corporate Centre – constant currency basis
Presentation to investors and analysts
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.45am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investors.
About HSBC
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. With assets of $3.0tn at 31 March 2024, HSBC is one of the world’s largest banking and financial services organisations.
Business highlights
Our strategy
HSBC‘s purpose is ‘Opening up a world of opportunity‘. We continue to implement our strategy across four strategic pillars aligned to our purpose, values and ambition. Our strategic pillars remain:
–Focus – maintain leadership in scale markets, double-down on international connectivity, diversify our revenue and maintain cost discipline and reshape our portfolio;
–Digitise – deliver seamless customer experience, ensure resilience and security, embrace disruptive technologies and partner with innovators, and automate and simplify at scale;
–Energise – inspire leaders to drive performance and delivery, unlock our edge to enable success, deliver a unique and exceptional colleague experience and prepare our workforce for the future;
–Transition – support our customers, embed net zero into the way we operate, partner for systemic change, become net zero in our own operations and supply chain by 2030, and our financed emissions by 2050.
The Group continues to target a RoTE in the mid-teens for 2024, excluding notable items. However, we are mindful of the interest rate cycle and subsequent impact on NII and are focused on actions and initiatives to reduce the sensitivity of our earnings to interest rate movements. These include a number of growth opportunities within our strategy that play to our strengths.
These opportunities include further growing our international businesses, diversification of our revenue, including building our wealth business, especially in Asia, continuing to grow in our home markets in Hong Kong and the UK, and also the diversification of our profit generation across the other markets in which we operate. We have continued to demonstrate progress during 1Q24. We generated $6.7bn from transaction banking during 1Q24, which was 1% higher than in 1Q23, driven by revenue growth in Global Payments Solutions (‘GPS‘) in both CMB and GBM, across both NII and fees, which was broadly offset by lower revenue in Global Foreign Exchange in the context of a strong 1Q23. At 31 March 2024, wealth balances were $1.8tn, an increase of 10% compared with the same period last year. Within this we have attracted net new invested assets of $27bn in the first three months of 2024, with $19bn booked in Asia. In addition, our insurance business continued to grow, with insurance manufacturing new business contractual service margin in WPB of $0.8bn, up 87% compared with 1Q23. In Hong Kong and the UK, we grew mortgage lending balances by a combined $9bn since 31 March 2023.
We remain focused on maintaining tight cost discipline and generating cost savings that will help enable us to invest in technology to improve customer experience while also increasing efficiency. We also have an ambition to build a stronger performance culture, improving our colleague experience and preparing our workforce for the future. Finally, we also see significant commercial opportunities in helping to finance the new economy and in supporting the significant investment needs of our customers in the transition to net zero, as well as the importance of helping to mitigate the rising financial and wider societal risks posed by climate change.
We continue to make good progress on our strategic transactions. In 1Q24, we completed the sales of our retail banking operations in France and our banking business in Canada, as we reshape the organisation to focus on our international customer base. In addition, we announced the planned sales of our business in Argentina and our operations in Armenia, and we expect to complete the planned sale of our business in Russia in the second quarter of 2024.
For further details of these transactions, see ‘Disposal groups and business acquisitions‘ on page 6.

4	HSBC Holdings plc Earnings Release 1Q24

ESG update
In January 2024, we published our first net zero transition plan, which is an important milestone in our journey to achieving our net zero ambition – helping our people, customers, investors and other stakeholders to understand our long-term vision, the challenges, uncertainties and dependencies that exist, the progress we are making and what we plan to do in the future. The plan includes details on our approach to sector transitions, and on our implementation plan to embed net zero across key areas of our organisation.

Financial summary
Key financial measures: basis of preparation
Return on average tangible equity
From 1 January 2024, we have revised the adjustments made to RoTE in 2023 from excluding the impact of strategic transactions and the impairment of our investment in Bank of Communications Co., Limited (‘BoCom‘), to excluding all notable items in 2024. This is intended to improve alignment with the treatment of notable items in our other income statement disclosures. The calculation for RoTE excluding notable items adjusts the ‘profit attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment‘ for the post-tax impact of notable items. It also adjusts the ‘average tangible equity‘ for the post-tax impact of notable items in each period, which remain as adjusting items for all relevant periods within that calendar year. For a reconciliation from reported RoTE to RoTE excluding notable items, see page 34. On this basis, we continue to target a RoTE in the mid-teens for 2024. We do not reconcile our forward RoTE guidance to the equivalent reported measure.
Target basis operating expenses
Target basis operating expenses is computed by excluding the direct cost impact of our France retail banking operations and Canada banking business disposals from the 2023 baseline. It is measured on a constant currency basis and excludes notable items and the impact of retranslating the prior year results of hyperinflationary economies at constant currency, which we consider to be outside of our control. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets. For a reconciliation from reported operating expenses to target basis operating expenses, see page 35.
In 2024, we will target growth of approximately 5% compared with 2023 on a target basis. This target reflects our current business plan for 2024, and includes an increase in staff compensation, higher technology spend and investment for growth and efficiency, in part mitigated by cost savings from actions taken during 2023. We do not reconcile our forward target basis operating expenses guidance to the reported operating expenses.
Dividend payout ratio target basis
Given our current returns trajectory, we are targeting a dividend payout ratio of 50% for 2024. For the purposes of computing our dividend payout ratio target, we exclude from earnings per share material notable items and related impacts. Material notable items are a subset of notable items for which categorisation is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. Material notable items comprise the impacts of the sales of our banking business in Canada and our retail banking operations in France, the gain following the acquisition of SVB UK, and the impacts of the planned sale of our business in Argentina. We also exclude HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion, inclusive of the recycling of related reserves and fair value gains on related hedges. Following the completion of the sale of our banking business in Canada, the Board has approved a special dividend of $0.21 per share, payable in June 2024, alongside the first interim dividend.
For the planned sale of our business in Argentina, there is a mechanism by which the loss on sale will vary by changes in the net asset value of HSBC Argentina, and in the fair value of consideration including price adjustments and migration costs (see page 6 for details). No additional related impacts have been identified, and the ongoing profits from HSBC Argentina will not be excluded from our dividend payout ratio target basis.
For a reconciliation of basic earnings per share to basic earnings per share excluding material notable items and related impacts, see page 36. We do not reconcile our forward dividend payout ratio, excluding material notable items and related impacts guidance to the reported dividend payout ratio.
Notes
–Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2024 and the quarter ended 31 March 2023. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2024 and the corresponding balances at 31 December 2023.
–The financial information on which this Earnings Release 1Q24 is based is unaudited. It has been prepared in accordance with our material accounting policies as described on pages 368 to 381 of the Form 20-F for the year ended 31 December 2023.
Constant currency performance
Constant currency performance is computed by adjusting reported results for the effects of foreign currency translation differences, which distort period-on-period comparisons.
We consider constant currency performance to provide useful information for investors by aligning internal and external reporting, and reflecting how management assesses period-on-period performance.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies. We exclude them to derive constant currency data, allowing us to assess balance sheet and income statement performance on a like-for-like basis and to better understand the underlying trends in the business.

HSBC Holdings plc Earnings Release 1Q24	5

Earnings Release – 1Q24

Foreign currency translation differences for 1Q24 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
–the income statements for 4Q23 and 1Q23 at the average rate of exchange for 1Q24;
–the closing prior period balance sheets at the prevailing rates of exchange at 31 March 2024.
No adjustment has been made to the exchange rates used to translate foreign currency-denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. The constant currency data of HSBC’s Argentina subsidiaries and operating entity in Türkiye has not been adjusted further for the impacts of hyperinflation. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC’s operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.
Notable items
We separately disclose ‘notable items‘, which are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature. Certain notable items are classified as ’material notable items’, which are a subset of notable items. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement. We exclude material notable items when computing our dividend payout ratio target basis.
The tables on pages 25 to 31 detail the effects of notable items on each of our global business segments and legal entities during 1Q24, 4Q23 and 1Q23.
Global business performance
The Group Chief Executive, supported by the rest of the Group Executive Committee (‘GEC’), is considered to be the Chief Operating Decision Maker (‘CODM’) for the purposes of identifying the Group‘s reportable segments.
The Group Chief Executive and the rest of the GEC review operating activity on a number of bases, including by global business and legal entities. Our global businesses – Wealth and Personal Banking, Commercial Banking and Global Banking and Markets – along with Corporate Centre – are our reportable segments under IFRS 8 ‘Operating Segments’. Global business results are assessed by the CODM on the basis of constant currency performance, which removes the effects of currency translation impacts from reported results. Therefore, we present these results on a constant currency basis.
As required by IFRS 8, reconciliations of the constant currency results to the Group’s reported results are presented on page 24. Supplementary reconciliations of constant currency to reported results by global business are presented on pages 25 to 27 for information purposes.
Management view of revenue on a constant currency basis
Our global business segment commentary includes tables that provide breakdowns of revenue on a constant currency basis by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed.
Disposal groups and business acquisitions
France retail banking operations
On 1 January 2024, HSBC Continental Europe completed the sale of its retail banking operations in France to CCF, a subsidiary of Promontoria MMB SAS (‘My Money Group’). The sale also included HSBC Continental Europe’s 100% ownership interest in HSBC SFH (France) and its 3% ownership interest in Crédit Logement.
Upon completion and in accordance with the terms of the sale, HSBC Continental Europe received a €0.1bn ($0.1bn) profit participation interest in the ultimate holding company of My Money Group. The associated impacts on initial recognition of this stake at fair value were recognised as part of the pre-tax loss on disposal in 2023, upon the reclassification of the disposal group as held for sale. In accordance with the terms of the sale, HSBC Continental Europe retained a portfolio of €7.1bn ($7.8bn) consisting of home and certain other loans, in respect of which it may consider on-sale opportunities at a suitable time, and the CCF brand, which it licensed to the buyer under a long-term licence agreement. Additionally, HSBC Continental Europe’s subsidiaries, HSBC Assurances Vie (France) and HSBC Global Asset Management (France), have entered into distribution agreements with the buyer. Ongoing costs associated with the retention of the home and certain other loans, net of income on distribution agreements and the brand licence, are estimated to have an after-tax loss impact of €0.1bn ($0.1bn) in 2024 based on expected funding rates.
The customer lending balances and associated income statement impacts of the portfolio of retained loans, together with the profit participation interest and the licence agreement of the CCF brand, were reclassified from WPB to Corporate Centre, with effect from 1 January 2024.
Canada banking business
On 28 March 2024, HSBC Overseas Holdings (UK) Limited, a direct subsidiary of HSBC Holdings plc, completed the sale of HSBC Bank Canada to the Royal Bank of Canada.
The completion of the transaction resulted in a gain on sale of $4.8bn inclusive of recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn in other reserves losses. The gain on sale also included $0.3bn in fair value gains recognised on the related foreign exchange hedges in the first quarter of 2024. There was no tax on the gain recognised at completion due to the substantial shareholding exemption rule in the UK.
Following the completion of this transaction, the Board has approved a special dividend of $0.21 per share, payable in June 2024 alongside the first interim dividend.
Argentina business
On 9 April 2024, HSBC Latin America B.V. entered into a binding agreement to sell its business in Argentina to Grupo Financiero Galicia (‘Galicia‘).
Galicia will acquire all of HSBC Argentina’s business covering banking, asset management and insurance, together with $100m of subordinated debt issued by HSBC Argentina and held by HSBC Latin America Holdings (UK) Limited for a base consideration of $550m. The consideration will be adjusted for the results of the business and fair value gains or losses on HSBC Argentina’s securities portfolios during the period between 31 December 2023 and closing.

6	HSBC Holdings plc Earnings Release 1Q24

HSBC expects to receive the purchase consideration in a combination of cash, loan notes and Galicia’s American Depositary Receipts (‘ADRs‘), with ADRs accounting for around half of the consideration received and representing less than a 10% economic interest in Galicia. The transaction is subject to conditions, including regulatory approval, and is expected to be completed within the next 12 months.
At 31 March 2024, given the advanced stage of agreement on deal terms and that completion was expected within 12 months, our investment in HSBC Argentina met the criteria to be classified as held for sale in accordance with IFRS 5. As a result, we classified total assets of $5.1bn and total liabilities of $3.5bn to held for sale, and recognised a $1.1bn pre-tax loss in the first quarter of 2024. There was no tax deduction on the loss recognised. At closing, cumulative foreign currency translation reserves and other reserves will recycle to the income statement. At 31 March 2024, foreign currency translation reserve losses stood at $4.9bn and other reserve gains at $0.1bn.
Between signing and closing, the loss on sale will vary by changes in the net asset value of the disposed business and associated hyperinflation and foreign currency translation, and the fair value of consideration including price adjustments and migration costs.
Other disposals
On 30 June 2022, following a strategic review of our business in Russia, HSBC Europe BV (a wholly-owned subsidiary of HSBC Bank plc) entered into an agreement for the sale of its wholly-owned subsidiary HSBC Bank (RR) (Limited Liability Company). As at 31 December 2023, following US sanctions designation of the buyer, the sale had become less certain. As a result, the business was no longer classified as held for sale, the previously recognised loss has been reversed, and a broadly offsetting charge relating to recoverability was recognised in the fourth quarter of 2023. During the first quarter of 2024, following the receipt of government and regulatory approvals, the held for sale classification was reinstated. The reinstatement of held for sale did not have a material impact. The transaction is now expected to complete in the second quarter of 2024 and at completion, foreign currency translation reserve losses of approximately $0.1bn will be recognised in the income statement.
On 6 February 2024, following a strategic review of our operations in Armenia, HSBC Europe BV reached an agreement for the sale of HSBC Bank Armenia to Ardshinbank. This resulted in a loss on classification to held for sale of $0.1bn. The transaction is subject to regulatory approvals. As part of this transaction, all staff members of HSBC Armenia will transfer to Ardshinbank at completion, and the transfer will include all customer relationships held by HSBC Armenia at that time. The transaction is expected to complete within 12 months.
On 13 November 2023, the Hongkong and Shanghai Banking Corporation Limited (acting through its Mauritius branch) entered into an agreement with ABSA Bank (Mauritius) Limited, a wholly-owned subsidiary of ABSA Bank Group Limited, to sell its Wealth and Personal Banking business. The sale is expected to complete in the second half of 2024 subject to regulatory approvals.
Acquisitions
In March 2023, HSBC UK Bank plc acquired SVB UK. In June 2023, we changed its legal entity name to HSBC Innovation Bank Limited and launched HSBC Innovation Banking (‘IVB‘) to deliver a globally connected, specialised banking proposition to support innovation businesses and their investors. The acquisition was funded from existing resources and brought the staff, assets and liabilities of SVB UK into the HSBC portfolio. On acquisition, we performed a preliminary assessment of the fair value of the assets and liabilities purchased. We established an opening balance sheet on 13 March 2023 and applied the result of the fair value assessment, which resulted in a reduction in net assets of $0.2bn. We recognised a provisional gain on acquisition of $1.5bn in 1Q23, based on rates of foreign exchange prevailing in 1Q23, representing the difference between the consideration paid of £1 and the net assets acquired. Subsequently, further due diligence was performed post-acquisition and we recognised an additional gain of $0.1bn at 30 September 2023, as required by IFRS 3 ‘Business Combinations‘, resulting in a gain on acquisition for the year ended 31 December 2023 of $1.6bn. No further adjustments were made to the gain on acquisition during the first quarter of 2024, which is now final.
In October 2023, HSBC Global Asset Management Singapore Limited entered into an agreement to acquire 100% of the shares of Silkroad Property Partners Pte Ltd (‘Silkroad’) and for HSBC Global Asset Management Limited to acquire Silkroad’s affiliated General Partner entities. Silkroad is a Singapore headquartered Asia-Pacific-focused, real estate investment manager. The acquisition was completed on 31 January 2024.
In October 2023, HSBC Bank (China) Company Limited, a wholly-owned subsidiary of The Hongkong and Shanghai Banking Corporation Limited, entered into an agreement to acquire Citibank China’s retail wealth management portfolio in mainland China. The portfolio comprises assets under management and deposits and the associated wealth customers. Upon completion, the acquired business will be integrated into HSBC Bank China’s Wealth and Personal Banking operations. The transaction is expected to complete in the first half of 2024.
Impact of strategic transactions
To aid the understanding of our results, we separately disclose, in selected tables, the impact of strategic transactions classified as material notable items on the results of the Group and our global businesses. Material notable items are a subset of notable items and categorisation is dependent on the financial impact on the Group’s income statement. At 1Q24, the disclosure includes the impacts of the disposal of our retail banking operations in France, our banking business in Canada and the planned sale of our business in Argentina. The disclosure also includes the impact of our acquisition of SVB UK and income statement results of IVB. The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. Once a transaction has completed, the impact will also include the operating income statement results of each business, which are not classified as notable items, where there are results in one period but not in another, providing the impact of the acquisition or disposal on the results. We have also included strategic transaction supplementary analysis on page 32.

HSBC Holdings plc Earnings Release 1Q24	7

Earnings Release – 1Q24

Key financial metrics

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
Reported results
Profit before tax ($m)	12,650	977	12,886
Profit after tax ($m)	10,837	222	11,026
Cost efficiency ratio (%)	39.3	66.4	37.6
Net interest margin (%)	1.63	1.52	1.69
Basic earnings per share ($)	0.54	(0.01)	0.52
Diluted earnings per share ($)	0.54	(0.01)	0.52
Dividend per ordinary share (in respect of the period) ($)[1]	0.10	0.31	0.10

Alternative performance measures
Constant currency profit before tax ($m)	12,650	863	12,931
Constant currency cost efficiency ratio (%)	39.3	66.9	37.4
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers (%)	0.31	0.40	0.18
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale (%)	0.30	0.38	0.17
Basic earnings per share excluding material notable items and related impacts ($)	0.34	0.25	0.36
Return on average ordinary shareholders’ equity (annualised) (%)	24.0	(0.4)	25.5
Return on average tangible equity (annualised) (%)	26.1	(0.4)	27.4
Return on average tangible equity excluding notable items (annualised) (%)	16.4	12.8	18.4
Target basis operating expenses ($m)	7,939	8,415	7,394

	At
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
Balance sheet
Total assets ($m)	3,000,517	3,038,677	2,989,696
Net loans and advances to customers ($m)	933,125	938,535	963,394
Customer accounts ($m)	1,570,164	1,611,647	1,604,099
Average interest-earning assets, year to date ($m)	2,140,446	2,164,324	2,152,893
Loans and advances to customers as % of customer accounts (%)	59.4	58.2	60.1
Total shareholders’ equity ($m)	191,186	185,329	190,095
Tangible ordinary shareholders’ equity ($m)	162,008	155,710	159,458
Net asset value per ordinary share at period end ($)	9.28	8.82	8.65
Tangible net asset value per ordinary share at period end ($)	8.67	8.19	8.08
Capital, leverage and liquidity
Common equity tier 1 capital ratio (%)[2]	15.2	14.8	14.7
Risk-weighted assets ($m)[2,3]	832,633	854,114	854,434
Total capital ratio (%)[2,3]	20.7	20.0	19.8
Leverage ratio (%)[2,3]	5.7	5.6	5.8
High-quality liquid assets (liquidity value) ($m)[3,4]	645,789	647,505	634,889
Liquidity coverage ratio (%)[3,4]	136	136	132
Share count
Period end basic number of $0.50 ordinary shares outstanding (millions)	18,687	19,006	19,736
Period end basic number of $0.50 ordinary shares outstanding and dilutive potential ordinary shares (millions)	18,838	19,135	19,903
Average basic number of $0.50 ordinary shares outstanding (millions)	18,823	19,130	19,724

For reconciliation and analysis of our reported results on a constant currency basis, including lists of notable items, see page 24. Definitions and calculations of other alternative performance measures are included in ‘Alternative performance measures’ on page 33.
1    The amount for the quarter ended 31 March 2024 excludes the special dividend of $0.21 per ordinary share arising from the proceeds of the sale of our banking business in Canada to Royal Bank of Canada.
2 Unless otherwise stated, regulatory capital ratios and requirements are based on the transitional arrangements of the Capital Requirements Regulation in force at the time. References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK‘s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
3    Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
4    The liquidity coverage ratio is based on the average value of the preceding 12 months.

8	HSBC Holdings plc Earnings Release 1Q24

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Net interest income	8,653	8,284	8,959
Net fee income	3,146	2,757	3,004
Net income from financial instruments held for trading or managed on a fair value basis[1]	5,406	4,097	4,112
Net income from assets and liabilities of insurance businesses, including related derivatives, measured at fair value through profit or loss	1,292	6,149	3,894
Insurance finance expense	(1,327)	(6,106)	(3,912)
Insurance service result	306	382	284
Gain on acquisition[2]	—	(2)	1,511
Net gain/(impairment) on sale of business operations[3]	3,417	(1,980)	2,130
Other operating (expense)/income	(141)	(560)	189
Net operating income before change in expected credit losses and other credit impairment charges[4]	20,752	13,021	20,171
Change in expected credit losses and other credit impairment charges	(720)	(1,031)	(432)
Net operating income	20,032	11,990	19,739
Total operating expenses excluding impairment of goodwill and other intangible assets	(8,150)	(8,635)	(7,588)
(Impairment)/reversal of impairment of goodwill and other intangible assets	(1)	(10)	2
Operating profit	11,881	3,345	12,153
Share of profit in associates and joint ventures	769	632	733
Impairment of interest in associate	—	(3,000)	—
Profit before tax	12,650	977	12,886
Tax expense	(1,813)	(755)	(1,860)
Profit after tax	10,837	222	11,026
Attributable to:
– ordinary shareholders of the parent company	10,183	(153)	10,327
– other equity holders	401	125	418
– non-controlling interests	253	250	281
Profit after tax	10,837	222	11,026
	$	$	$
Basic earnings per share	0.54	(0.01)	0.52
Diluted earnings per share	0.54	(0.01)	0.52
Dividend per ordinary share (paid in the period)	—	0.10	—
	%	%	%
Return on average ordinary shareholders’ equity (annualised)	24.0	(0.4)	25.5
Return on average tangible equity (annualised)	26.1	(0.4)	27.4
Cost efficiency ratio	39.3	66.4	37.6
1    Includes a $255m gain (4Q23: $245m loss; 1Q23: $57m loss) on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
2    Gain recognised in respect of the acquisition of SVB UK. In December 2023, a true-up adjustment was made which resulted in a decrease in the gain.
3    In the first quarter of 2024, a gain of $4.6bn inclusive of the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses on the sale of our banking business in Canada, and an impairment loss of $1.1bn relating to the planned sale of our business in Argentina was recognised. In the first quarter of 2023, the $2.1bn reversal of the held for sale classification was recognised which was largely offset by an impairment loss of $2.0bn recognised in the fourth quarter of 2023 relating to the sale of our retail banking operations in France.
4    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 1Q24	9

Earnings Release – 1Q24

Distribution of results by global business and legal entity

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Constant currency revenue[1]
Wealth and Personal Banking	7,164	4,253	9,013
Commercial Banking[2]	5,532	5,095	6,709
Global Banking and Markets[2]	4,455	3,666	4,402
Corporate Centre[3]	3,601	(270)	101
Total	20,752	12,744	20,225
Constant currency profit/(loss) before tax
Wealth and Personal Banking	3,181	180	5,324
Commercial Banking[2]	3,280	2,454	4,883
Global Banking and Markets[2]	2,025	955	1,990
Corporate Centre[3]	4,164	(2,726)	734
Total	12,650	863	12,931
1    Constant currency net operating income before change in expected credit losses and other credit impairment charges including the effects of foreign currency translation differences, also referred to as constant currency revenue.
2 In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes. Comparative data have been re-presented accordingly.
3 With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

Distribution of results by legal entity
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Reported profit/(loss) before tax
HSBC UK Bank plc	1,811	1,701	3,131
HSBC Bank plc	697	(1,766)	2,714
The Hongkong and Shanghai Banking Corporation Limited	5,457	1,167	5,849
HSBC Bank Middle East Limited	283	216	377
HSBC North America Holdings Inc.	253	(368)	307
HSBC Bank Canada	186	176	239
Grupo Financiero HSBC, S.A. de C.V.	186	147	215
Other trading entities[1]	390	619	493
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	214	206	139
– of which: Saudi Awwal Bank	145	147	110
Holding companies, shared service centres and intra-Group eliminations	3,387	(915)	(439)
Total	12,650	977	12,886
Constant currency profit/(loss) before tax
HSBC UK Bank plc	1,811	1,739	3,266
HSBC Bank plc	697	(1,786)	2,756
The Hongkong and Shanghai Banking Corporation Limited	5,457	1,155	5,776
HSBC Bank Middle East Limited	283	216	377
HSBC North America Holdings Inc.	253	(368)	307
HSBC Bank Canada	186	178	239
Grupo Financiero HSBC, S.A. de C.V.	186	152	236
Other trading entities[1]	390	488	411
– of which: other Middle East entities (including Oman, Türkiye, Egypt and Saudi Arabia)	214	184	130
– of which: Saudi Awwal Bank	145	148	110
Holding companies, shared service centres and intra-Group eliminations[2]	3,387	(911)	(437)
Total	12,650	863	12,931
1 Other trading entities includes the results of entities located in Oman (pre merger with Sohar International Bank SAOG in August 2023), Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. Supplementary analysis is provided on page 31 for a fuller picture of the Middle East, North Africa and Türkiye ('MENAT') regional performance.
2    Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.1bn impairment recognised in relation to the planned sale of our business in Argentina.
Tables showing constant currency profit before tax by global business and legal entity are presented to support the commentary on constant currency performance on pages 12 and 14.
The tables on pages 25 to 31 reconcile reported to constant currency results for each of our global business segments and legal entities.

10	HSBC Holdings plc Earnings Release 1Q24

Income statement commentary
1Q24 compared with 1Q23 – reported results

Movement in reported profit compared with 1Q23
	Quarter ended
			Variance
			1Q24 vs. 1Q23
	31 Mar	31 Mar			of which strategic transactions[1]
	2024	2023
	$m	$m	$m	%	$m
Revenue	20,752	20,171	581	3	260
ECL	(720)	(432)	(288)	(67)	20
Operating expenses	(8,151)	(7,586)	(565)	(7)	57
Share of profit/(loss) from associates and JVs	769	733	36	5	—
Profit before tax	12,650	12,886	(236)	(2)	337
Tax expense	(1,813)	(1,860)	47	3
Profit after tax	10,837	11,026	(189)	(2)
1 For details, see ‘Impact of strategic transactions‘ on page 7.

Notable items
	Quarter ended
	31 Mar	31 Mar
	2024	2023
	$m	$m
Revenue
Disposals, acquisitions and related costs	3,732	3,562
Fair value movements on financial instruments[1]	—	15
Currency translation on revenue notable items	—	92
Operating expenses
Disposals, acquisitions and related costs	(63)	(61)
Restructuring and other related costs	13	—
Currency translation on operating expenses notable items	—	(1)
1 Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit before tax of $12.7bn was $0.2bn lower. The decrease included a $4.8bn gain on the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds, partly offset by a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale. The reduction in profit before tax also reflected the non-recurrence of a $2.1bn reversal in 1Q23 of an impairment relating to the sale of our retail banking operations in France, which was subsequently reinstated in 4Q23 prior to completion, and a $1.5bn gain recognised in 1Q23 on the acquisition of SVB UK. Reported ECL charges were $0.3bn higher than in 1Q23, with the charge in 1Q24 primarily comprising stage 3 charges. Reported operating expenses rose by 7% due to higher technology costs, the impacts of inflation and an increased performance-related pay accrual relative to 1Q23.
Reported profit after tax of $10.8bn was $0.2bn lower than in 1Q23.
Reported revenue
Reported revenue of $20.8bn was $0.6bn or 3% higher. The increase included a $4.8bn gain on the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds, which was broadly offset by the period-on-period impacts of a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale, the non-recurrence of a $2.1bn reversal in 1Q23 of an impairment relating to the sale of our retail banking operations in France, and a $1.5bn gain recognised in 1Q23 on the acquisition of SVB UK, as described above.
The remaining increase in revenue reflected higher wealth revenue in WPB, notably from a strong performance in Global Private Banking, as well as revenue growth in Equities and Securities Financing in GBM, as market sentiment improved. These factors were partly offset by a reduction in revenue in Global Foreign Exchange in GBM, which compared with a strong 1Q23.
NII also fell compared with 1Q23, reflecting the impact of customers migrating their deposits to higher interest-bearing term and savings accounts. This was in part mitigated by higher NII in Markets Treasury due to the impact of the repositioning actions in relation to our hedging portfolio carried out in 2023. Markets Treasury revenue is allocated to our global businesses.
Reported ECL
Reported ECL of $0.7bn were $0.3bn higher than in 1Q23. In 1Q24, ECL primarily comprised stage 3 charges in both WPB and our wholesale businesses. ECL in WPB included a $0.2bn charge in Mexico, which was $0.1bn higher than in 1Q23, reflecting growth in lending during 2023. The ECL charge in 1Q23 reflected a favourable change in economic assumptions and lower stage 3 charges.
For further details of the calculation of ECL, including the measurement uncertainties and significant judgements applied to such calculations, the impact of the economic scenarios and management judgemental adjustments, see pages 40 to 46.
Reported operating expenses
Reported operating expenses of $8.2bn were $0.6bn or 7% higher. This mainly reflected continued investment in technology, the impacts of inflation, as well as a higher performance-related pay accrual, which reflects a change in the expected quarterly phasing of the performance-related pay pool relative to 1Q23. In addition, 1Q24 included a rise of $0.1bn due to the additional costs of IVB, a $0.1bn increase relating to the

HSBC Holdings plc Earnings Release 1Q24	11

Earnings Release – 1Q24

Bank of England levy and the incremental cost of the Federal Deposit Insurance Corporation (‘FDIC‘) special assessment in the US to reflect the FDIC‘s revised estimated losses. These increases were partly offset by the effects of our continued cost discipline.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.8bn was $36m or 5% higher. This included a higher share of profit from Saudi Awwal Bank (‘SAB‘), formerly The Saudi British Bank.
Tax expense
Tax in 1Q24 was a charge of $1.8bn, representing an effective tax rate of 14.3%, which was 0.1 percentage points lower than the effective tax rate of 14.4% for 1Q23. The effective tax rate for 1Q24 was reduced by the non-taxable gain on the sale of our banking business in Canada and increased by the non-deductible loss recorded on the planned sale of the Group’s business in Argentina. The effective rate for 1Q24 was below the Pillar 2 Global Minimum Tax (‘GMT‘) rate of 15% because the gain on the sale of our banking business in Canada is excluded when calculating the Group’s GMT liability. The effective rate for 1Q23 was reduced by the release of provisions for uncertain tax positions and by the non-taxable provisional gain on the acquisition of SVB UK. Excluding these items, the effective tax rates were 19.5% for 1Q24 and 20.9% for 1Q23.
First interim dividend for 2024 and special dividend
On 30 April 2024, the Board announced a first interim dividend for 2024 of $0.10 per ordinary share. In addition, following the completion of the sale of our banking business in Canada, the Board has approved a special dividend of $0.21 per ordinary share, payable in June 2024, alongside the first interim dividend. For further details, see page 52.
1Q24 compared with 1Q23 – constant currency basis

Movement in profit before tax compared with 1Q23 – on a constant currency basis
	Quarter ended
			Variance
			1Q24 vs. 1Q23
	31 Mar	31 Mar			of which strategic transactions[1]
	2024	2023
	$m	$m	$m	%	$m
Revenue	20,752	20,225	527	3	171
ECL	(720)	(428)	(292)	(68)	22
Operating expenses	(8,151)	(7,568)	(583)	(8)	59
Share of profit from associates and JVs	769	702	67	10	—
Profit before tax	12,650	12,931	(281)	(2)	252
1 For details, see ‘Impact of strategic transactions‘ on page 7.
Profit before tax of $12.7bn was $0.3bn lower than in 1Q23, on a constant currency basis, as growth in revenue was more than offset by higher operating expenses and a rise in ECL charges.
Revenue increased by $0.5bn or 3%, and included a $4.8bn gain on the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds. This gain was broadly offset by the period-on period impacts of a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale, the non-recurrence of a $2.1bn reversal in 1Q23 of an impairment relating to the sale of our retail banking operations in France, and a $1.6bn gain recognised on the acquisition of SVB UK. The remaining increase reflected revenue growth in Wealth in WPB and in Equities and Securities Financing in GBM, partly offset by lower revenue in Global Foreign Exchange and a reduction in NII.
ECL charges of $0.7bn were $0.3bn higher, with the 1Q24 charge primarily related to stage 3 charges in both WPB, notably in Mexico, and in our wholesale businesses.
Operating expenses increased by $0.6bn or 8%, mainly driven by continued investment in technology, the impacts of inflation and a higher performance-related pay accrual, as well as a $0.1bn increase from the Bank of England levy and an incremental cost associated with the FDIC special assessment in the US. It also included a rise of $0.1bn due to the additional costs of IVB. The impact of retranslating the prior year results of our operations in hyperinflationary economies at 1Q24 average rates of foreign exchange resulted in cost growth of $0.1bn.

1Q24 compared with 4Q23 – reported results

Movement in reported profit compared with 4Q23
	Quarter ended
			Variance
			1Q24 vs. 4Q23
	31 Mar	31 Dec			of which strategic transactions[1]
	2024	2023
	$m	$m	$m	%	$m
Revenue	20,752	13,021	7,731	59	5,983
ECL	(720)	(1,031)	311	30	—
Operating expenses	(8,151)	(8,645)	494	6	136
Share of profit from associates and JVs less impairment	769	(2,368)	3,137	>100	—
Profit before tax	12,650	977	11,673	>100	6,119
Tax expense	(1,813)	(755)	(1,058)	>(100)
Profit after tax	10,837	222	10,615	>100
1 For details, see ‘Impact of strategic transactions‘ on page 7.

12	HSBC Holdings plc Earnings Release 1Q24

Notable items
	Quarter ended
	31 Mar	31 Dec
	2024	2023
	$m	$m
Revenue
Disposals, acquisitions and related costs	3,732	(2,333)
Fair value movements on financial instruments[1]	—	(1)
Disposal losses on Markets Treasury repositioning	—	(399)
Currency translation on revenue notable items	—	(23)
Operating expenses
Disposals, acquisitions and related costs	(63)	(124)
Restructuring and other related costs	13	59
Currency translation on operating expenses notable items	—	1
Share of profit in associates and joint ventures
Impairment of interest in associate	—	(3,000)
Currency translation on associate notable items	—	(17)
1 Fair value movements on non-qualifying hedges in HSBC Holdings.
Reported profit
Reported profit before tax of $12.7bn was $11.7bn higher. The increase reflected higher revenue, which included a $4.8bn gain on the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds, and the impact of the non-recurrence of a $2.0bn impairment loss in 4Q23 relating to the sale of our retail banking operations in France, which were partly offset by a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale. Reported share of profit from associates and JVs also increased as 4Q23 included an impairment charge of $3.0bn relating to our investment in BoCom due to a reduction to the accounting value-in-use of the investment. In addition, reported operating expenses and reported ECL decreased.
Reported profit after tax of $10.8bn was $10.6bn higher than in 4Q23.
Reported revenue
Reported revenue of $20.8bn was $7.7bn or 59% higher, which included a gain on the disposal of our banking business in Canada and the non-recurrence of an impairment loss in 4Q23 relating to the sale of our retail banking operations in France, partly offset by an impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale, as described above.
The growth also reflected higher NII, mainly due to the impact of hyperinflation in Argentina. There was a good performance in Wealth in WPB, including in our insurance business, Global Private Banking and investment distribution, in part due to a seasonal increase in the first quarter. Revenue increased in GBM, notably in Equities and Global Debt Markets, as market sentiment and client activity improved.
Revenue increased in Markets Treasury mainly due to the non-recurrence of losses on asset disposals of $0.4bn in 4Q23 relating to repositioning and risk management activities in our hold-to-collect-and-sell portfolio in certain key legal entities.
Reported ECL
Reported ECL charges of $0.7bn were $0.3bn lower. This included lower stage 3 charges, notably in CMB, reflecting a reduction in charges relating to the commercial real estate sector in mainland China. ECL in WPB included a $0.2bn charge in Mexico, with our credit metrics remaining stable.
Reported operating expenses
Reported operating expenses of $8.2bn were $0.5bn or 6% lower, including favourable foreign currency translation differences between the periods of $0.1bn. The reduction reflected lower levies, as 4Q23 included the UK bank levy charge of $0.3bn, which included adjustments relating to prior years, and a $0.2bn charge in the US relating to the FDIC special assessment. This compared with a $0.1bn aggregate charge in 1Q24 which related to the Bank of England levy and an incremental FDIC special assessment charge. There was also a reduction in the performance-related pay accrual, although technology spend increased.
The number of employees expressed in full-time equivalent staff (‘FTE’) at 31 March 2024 was 214,400, a decrease of 6,461 compared with 31 December 2023, primarily reflecting the completion of the sale of our banking business in Canada and our retail banking operations in France. The number of contractors at 31 March 2024 was 4,263, a decrease of 413.
Reported share of profit from associates and JVs
Reported share of profit from associates and joint ventures of $0.8bn was $3.1bn higher, as 4Q23 included an impairment charge of $3.0bn relating to our investment in BoCom due to a reduction in the accounting value-in-use of the investment.

HSBC Holdings plc Earnings Release 1Q24	13

Earnings Release – 1Q24

1Q24 compared with 4Q23 – constant currency basis

Movement in profit before tax compared with 4Q23 – on a constant currency basis
	Quarter ended
			Variance
			1Q24 vs. 4Q23
	31 Mar	31 Dec			of which strategic transactions[1]
	2024	2023
	$m	$m	$m	%	$m
Revenue	20,752	12,744	8,008	63	6,004
ECL	(720)	(968)	248	26	—
Operating expenses	(8,151)	(8,530)	379	4	139
Share of profit from associates and JVs less impairment	769	(2,383)	3,152	132	—
Profit before tax	12,650	863	11,787	>200	6,143
1 For details, see ‘Impact of strategic transactions‘ on page 7.
Profit before tax of $12.7bn was $11.8bn higher than in 4Q23 on a constant currency basis.
Revenue increased by $8.0bn or 63%, and included a $4.8bn gain on the disposal of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds, and the non-recurrence in 4Q23 of a $2.1bn impairment loss relating to the sale of our retail banking operations in France, partly offset by a $1.1bn impairment recognised in 1Q24 following the classification of our business in Argentina as held for sale. Revenue also reflected growth in NII, including the impact of hyperinflation in Argentina, compounded by the impact of retranslating the results of hyperinflationary economies at constant currency.
Share of profit from associates and JVs increased by $3.2bn, as 4Q23 included an impairment charge of $3.0bn relating to our investment in BoCom due to a reduction in the accounting value-in-use of the investment. Operating expenses decreased by $0.4bn, primarily as 4Q23 included the UK bank levy charge and the impact of the FDIC special assessment in the US. There was also a reduction in the performance-related pay accrual, although technology spend increased. ECL charges were $0.2bn lower, primarily due to a reduction in stage 3 charges in CMB, from lower charges in relation to the commercial real estate sector in mainland China.
Net interest income

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Interest income	28,265	26,714	22,092
Interest expense	(19,612)	(18,430)	(13,133)
Net interest income	8,653	8,284	8,959
Average interest-earning assets	2,140,446	2,164,324	2,152,893
	%	%	%
Gross interest yield[1]	5.31	4.90	4.16
Less: gross interest payable[1]	(4.10)	(3.83)	(2.91)
Net interest spread[2]	1.21	1.07	1.25
Net interest margin[3]	1.63	1.52	1.69
1    Gross interest yield is the average annualised interest rate earned on average interest-earning assets (‘AIEA’). Gross interest payable is the average annualised interest cost as a percentage of average interest-bearing liabilities.
2    Net interest spread is the difference between the average annualised interest rate earned on AIEA, net of amortised premiums and loan fees, and the average annualised interest rate payable on average interest-bearing funds.
3    Net interest margin is net interest income expressed as an annualised percentage of AIEA.
Net interest income
NII in 1Q24 was $8.7bn, up $0.4bn compared with 4Q23, and down $0.3bn compared with 1Q23. The increase of $0.4bn was predominantly due to non-recurrence of the adverse impact in 4Q23 from devaluation of the Argentinian peso and the reclassification related to cash flow hedge in the first nine months of 2023. Excluding the impact of these items, there was a decrease in NII due to higher interest expense across our liabilities. The decrease of $0.3bn compared with 1Q23 was predominantly driven by our main legal entities in Asia and Europe where higher interest expense across our liabilities included the impact of deposit migration, partly offset by HSBC UK where interest income grew by more than interest expense.
Net interest margin
NIM in 1Q24 of 1.63% was up 11bps compared with 4Q23, and down 6bps compared with 1Q23. The increase compared with 4Q23 was predominantly due to non-recurrence of the adverse impact from devaluation of the Argentinian peso and the reclassification related to cash flow hedge in the first nine months of 2023. Excluding the impact of these items, there was a decrease in NIM predominantly driven by our main legal entities in Asia and Europe, partly offset by an increase in NIM in HSBC UK. The decrease of 6bps compared with 1Q23 was predominantly driven by the impact of higher funding costs across our liabilities, which included the impact of deposit migration in our main legal entities in Asia and Europe.
Interest income and interest expense
Interest income in 1Q24 of $28.3bn increased by $1.6bn compared with 4Q23 and increased by $6.2bn compared with 1Q23. The increase of $1.6bn was predominantly due to the non-recurrence of the one-off items mentioned above in the NII section and a rise in yield on AIEA, offset by a decline in AIEA balances. The increase of $6.2bn compared with 1Q23 was predominantly driven by the impact of higher market interest rates.

14	HSBC Holdings plc Earnings Release 1Q24

The change in interest income in 1Q24 compared with 1Q23 included an adverse impact of foreign currency translation differences of $0.2bn. After excluding foreign currency translation differences, interest income increased by $6.4bn.
Interest expense in 1Q24 of $19.6bn increased by $1.2bn compared with 4Q23 and increased by $6.5bn compared with 1Q23. The increase of $1.1bn was due to a rise in yield on average interest-bearing liabilities (‘AIBL‘) along with an increase in AIBL balances. The increase of $6.5bn compared with 1Q23 was mainly due to the impact of higher interest rates on our liabilities which included the impact of deposit migration, notably in Asia and Europe.
The rise in interest expense in 1Q24 compared with 1Q23 included the favourable effects of foreign currency translation differences of $0.1bn. Excluding foreign currency translation differences, interest expense increased by $6.6bn.
Banking net interest income
Banking NII is an alternative performance measure, and is defined as Group NII after deducting:
–the internal cost to fund trading and fair value net assets for which associated revenue is reported in ‘Net income from financial instruments held for trading or managed on a fair value basis’, also referred to as ‘trading and fair value income’. These funding costs reflect proxy overnight or term interest rates as applied by internal funds transfer pricing;
–the funding costs of foreign exchange swaps in Markets Treasury, where an offsetting income or loss is recorded in trading and fair value income. These instruments are used to manage foreign currency deployment and funding in our entities; and
–third-party NII in our insurance business.
In our segmental disclosures, the funding costs of trading and fair value net assets are predominantly recorded in GBM in ‘net income from financial instruments held for trading or managed on a fair value basis’. On consolidation, this funding is eliminated in Corporate Centre, resulting in an increase in the funding costs reported in NII with an equivalent offsetting increase in ‘net income from financial instruments held for trading or managed on a fair value basis’ in this segment. In the consolidated Group results, the cost to fund these trading and fair value net assets is reported in NII.
Banking NII was $11.3bn in 1Q24. The funding costs associated with generating trading and fair value income were $2.7bn, an increase of $1.3bn compared with 1Q23, notably due to higher interest rates. Banking NII also deducts third-party NII related to our insurance business, which was $0.1bn in 1Q24, broadly stable compared with 1Q23.
The internally allocated funding costs incurred in 1Q24 to generate trading and fair value income related to trading, fair value and associated net asset balances predominantly in GBM. At 31 March 2024, these stood at approximately $187bn.

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$bn	$bn	$bn
Net interest income	8.7	8.3	9.0
Banking book funding costs used to generate ‘net income from financial instruments held for trading or managed on a fair value basis’	2.7	2.5	1.4
Third-party net interest income from insurance	(0.1)	(0.1)	(0.1)
Banking net interest income	11.3	10.7	10.3

HSBC Holdings plc Earnings Release 1Q24	15

Earnings Release – 1Q24

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2024	2023
	$m	$m
Assets
Cash and balances at central banks	275,943	285,868
Trading assets	321,540	289,159
Financial assets designated and otherwise mandatorily measured at fair value through profit or loss	113,478	110,643
Derivatives	229,713	229,714
Loans and advances to banks	121,456	112,902
Loans and advances to customers	933,125	938,535
Reverse repurchase agreements – non-trading	250,496	252,217
Financial investments	457,592	442,763
Assets held for sale	5,158	114,134
Other assets	292,016	262,742
Total assets	3,000,517	3,038,677
Liabilities
Deposits by banks	77,982	73,163
Customer accounts	1,570,164	1,611,647
Repurchase agreements – non-trading	226,168	172,100
Trading liabilities	77,263	73,150
Financial liabilities designated at fair value	144,803	141,426
Derivatives	231,218	234,772
Debt securities in issue	101,444	93,917
Insurance contract liabilities	122,496	120,851
Liabilities of disposal groups held for sale	4,588	108,406
Other liabilities	246,014	216,635
Total liabilities	2,802,140	2,846,067
Equity
Total shareholders’ equity	191,186	185,329
Non-controlling interests	7,191	7,281
Total equity	198,377	192,610
Total liabilities and equity	3,000,517	3,038,677

Balance sheet commentary
Balance sheet – 31 March 2024 compared with 31 December 2023
At 31 March 2024, our total assets of $3.0tn were $38bn lower on a reported basis and included unfavourable effects of foreign currency translation differences of $33bn. On a constant currency basis, total assets were broadly stable as the reduction in assets held for sale balances following the completion of the sale of our retail operations in France and the sale of our banking business in Canada were mostly offset by growth in trading assets, a seasonal increase in settlement accounts and higher financial investments balances.
Loans and advances to customers as a percentage of customer accounts were 59.4%, compared with 58.2% at 31 December 2023.

Combined view of customer lending and customer deposits
	At
	31 Mar	31 Dec
	2024	2023
	$m	$m
Loans and advances to customers	933,125	938,535
Loans and advances to customers of disposal groups reported in ‘Assets held for sale’	1,855	73,285
–banking business in Canada	—	56,129
–retail banking operations in France	—	16,902
–business in Argentina	1,241	—
–other	613	254
Non-current assets held for sale	189	92
Combined customer lending	935,168	1,011,912
Currency translation	—	(11,891)
Combined customer lending at constant currency	935,168	1,000,021
Customer accounts	1,570,164	1,611,647
Customer accounts reported in ‘Liabilities of disposal groups held for sale’	3,659	85,950
–banking business in Canada	—	63,001
–retail banking operations in France	—	22,307
–business in Argentina	2,559	—
–other	1,100	643
Combined customer deposits	1,573,823	1,697,597
Currency translation	—	(19,525)
Combined customer deposits at constant currency	1,573,823	1,678,073

16	HSBC Holdings plc Earnings Release 1Q24

Loans and advances to customers
Loans and advances to customers of $0.9tn were $5bn lower on a reported basis. This included the adverse effects of foreign currency translation differences of $10bn, excluding which customer lending balances increased by $5bn. The increase primarily reflected growth in CMB, notably in HSBC Bank plc, and in GBM, while mortgage balances also increased in WPB in HSBC UK.
In WPB, customer lending decreased by $7bn. This primarily reflected the $8bn transfer to Corporate Centre of a portfolio of home and certain other loans retained following the sale of our retail banking operations in France. This was partly offset by growth in mortgage lending balances in HSBC UK of $1bn.
In CMB, customer lending increased by $3bn. This was driven by growth in term lending in HSBC Bank plc and in our legal entities in mainland China, Singapore, India, Mexico and Australia, as well as an increase in overdraft balances in HSBC Bank plc. This was partly offset by lower term lending balances in our legal entity in Hong Kong and also in HSBC UK.
In GBM, lending increased by $1bn, primarily reflecting higher overdraft balances, notably in HSBC Bank plc, and term lending growth in India and Singapore.
In Corporate Centre, the increase in customer lending balances of $8bn reflected the transfer of balances from WPB, as mentioned above.
We continue to expect mid-single digit annual percentage customer lending growth over the medium to long term. However, we expect demand to remain subdued in the near term.
Customer accounts
Customer accounts of $1.6tn reduced by $41bn on a reported basis. This included the adverse effects of foreign currency translation differences of $17bn, excluding which customer accounts fell by $24bn.
In WPB, customer accounts fell by $7bn, mainly due to decreases in our legal entity in Hong Kong which primarily reflected outflows into Wealth products due to an improvement in market sentiment, as well as a reduction in money market term deposit balances. In addition, we classified to ‘assets held for sale‘ $1bn of customer accounts associated with the planned disposal of our business in Argentina. These reductions were partly offset by increases in term deposit balances in our legal entities in Singapore and mainland China, and in HSBC Bank plc. In HSBC UK, customer accounts were stable, as seasonal tax payments in January were offset by balance growth in February and March.
In CMB, the reduction in customer accounts of $14bn reflected net outflows in our legal entity in Hong Kong as customers deleverage and the impact of competitive pressures, lower balances in HSBC UK due to seasonality and market-wide tightening of liquidity, as well as the impact of repricing actions in our legal entity in the US. In addition, we classified to ‘assets held for sale‘ $1bn of customer accounts associated with the planned disposal of our business in Argentina.
In GBM, customer accounts decreased by $3bn, primarily reflecting customer deleveraging and the impact of competitive pressures in our legal entity in Hong Kong, competitive pressures in mainland China and the impact of repricing actions in Singapore and the US.
Financial investments
As part of our interest rate hedging strategy, we hold a portfolio of debt instruments, reported within financial investments, which are classified as hold-to-collect-and-sell. As a result, the change in value of these instruments is recognised through ‘debt instruments at fair value through other comprehensive income’ in equity.
At 31 March 2024, we had recognised a pre-tax cumulative unrealised loss reserve through other comprehensive income of $4.1bn related to these hold-to-collect-and-sell positions. This reflected a $0.2bn pre-tax loss in 1Q24, inclusive of movements on related fair value hedges. Overall, the Group is positively exposed to rising interest rates through NII, although there is an adverse impact on our capital base in the early stages of a rising interest rate environment due to the fair value of hold-to-collect-and-sell instruments. Over time, these adverse movements will unwind as the instruments reach maturity, although not all will necessarily be held to maturity.
We also hold a portfolio of financial investments measured at amortised cost, which are classified as hold-to-collect. At 31 March 2024, there was a cumulative unrecognised loss of $2.6bn. Within this, $1.8bn related to debt instruments held to manage our interest rate exposure, representing a $0.8bn deterioration during 1Q24.
Risk-weighted assets – 31 March 2024 compared with 31 December 2023
Risk-weighted assets (‘RWAs’) reduced by $21.5bn during 1Q24. Excluding a decrease of $8.9bn from foreign currency translation differences, RWAs fell by $12.6bn, reflecting:
–a $36.2bn decline primarily due to a fall of $32.7bn from the disposal of our banking business in Canada, including the impact of foreign exchange hedges on the sale proceeds, and the sale of our retail banking operations in France.
This was partly offset by:
–a $14.4bn increase mainly driven by higher value at risk, increased corporate lending, notably in HSBC Bank plc and SAB, and a temporary increase from the Canada business sale proceeds. Additionally there was an increase due to higher securities financing exposures in counterparty credit risk;
–a $7.3bn increase mainly from unfavourable credit risk rating migrations and portfolio mix changes in CMB in Asia; and
–a $1.9bn increase due to methodology changes and credit risk parameter refinements notably in HSBC Bank plc and the Middle East.

HSBC Holdings plc Earnings Release 1Q24	17

Earnings Release – 1Q24

Global businesses
Wealth and Personal Banking – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions[1]
	2024	2023	2023	Total
	$m	$m	$m	$m	%	$m
Revenue[1]	7,164	4,253	9,013	(1,849)	(21)	(2,076)
ECL	(301)	(289)	(243)	(58)	(24)	—
Operating expenses	(3,695)	(3,803)	(3,463)	(232)	(7)	145
Share of profit/(loss) from associates and JVs	13	19	17	(4)	(24)	—
Profit before tax	3,181	180	5,324	(2,143)	(40)	(1,931)
1 4Q23 includes an impairment loss of $2.1bn relating to the sale of our retail banking operations in France. This largely offset the $2.0bn reversal of the held for sale classification recognised in 1Q23, which was subsequently reinstated in 4Q23 prior to completion. For further details, see ‘Impact of strategic transactions‘ on page 7.

Management view of revenue
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions
	2024	2023	2023
	$m	$m	$m	$m	%	$m
Wealth	2,192	1,691	1,956	236	12	(11)
– investment distribution	720	567	636	84	13	(11)
– Global Private Banking	672	539	578	94	16	—
net interest income	297	281	298	(1)	—	—
non-interest income	375	258	280	95	34	—
– life insurance	466	255	437	29	7	—
– asset management	334	330	305	29	10	—
Personal Banking	4,868	4,971	4,986	(118)	(2)	(44)
– net interest income	4,549	4,613	4,678	(129)	(3)	(28)
– non-interest income	319	358	308	11	4	(15)
Other[1]	104	(2,409)	2,071	(1,967)	(95)	(2,021)
– of which: impairment (loss)/reversal relating to the planned sale of our retail banking operations in France	53	(2,050)	2,044	(1,991)	(97)	(1,991)
Net operating income[2]	7,164	4,253	9,013	(1,849)	(21)	(2,076)
RoTE (annualised)[3] (%)	29.4	28.5	50.2
1    ‘Other’ includes Markets Treasury, HSBC Holdings interest expense and hyperinflation. It also includes the distribution and manufacturing (where applicable) of retail and credit protection insurance, disposal gains and other non-product-specific income.
2    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3    RoTE (annualised) in 1Q23 included a 21.3 percentage point favourable impact from the reversal of the impairment losses relating to the planned sale of our retail banking operations in France. RoTE for the 31 December 2023 period represents the full-year RoTE for 2023.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	53	(2,030)	2,021
Disposal losses on Markets Treasury repositioning	—	(138)	—
Currency translation on revenue notable items	—	(20)	23
Operating expenses
Disposals, acquisitions and related costs	(1)	(27)	(21)
Restructuring and other related costs	2	4	—
Currency translation on operating expenses notable items	—	—	—

18	HSBC Holdings plc Earnings Release 1Q24

1Q24 compared with 1Q23
Profit before tax of $3.2bn was $2.1bn lower than in 1Q23 on a constant currency basis. The reduction was driven by the non-recurrence of a $2.0bn reversal in 1Q23 of an impairment relating to the planned sale of our retail banking operations in France, although it was subsequently reinstated in 4Q23 and the sale completed on 1 January 2024. NII was stable compared with 1Q23, while fee income increased by 10%. Operating expenses grew by $0.2bn and there was an increase in ECL of $0.1bn.
Revenue of $7.2bn was $1.8bn or 21% lower on a constant currency basis. This included the non-recurrence of a $2.0bn reversal in 1Q23 mentioned above, included within ‘Other‘. Wealth performed strongly, up $0.2bn, mainly due to a rise of $0.1bn in Global Private Banking non-net interest income and $0.1bn in investment distribution, as well as growth in asset management and life insurance. This was partly offset by a reduction in Personal Banking NII of $0.1bn, primarily from margin compression, although there was balance sheet growth across a number of our entities.
In Wealth, revenue of $2.2bn was up $0.2bn or 12%.
–Global Private Banking revenue was $0.1bn or 16% higher due to strong performance in brokerage and trading in Asia.
–Investment distribution revenue grew by $0.1bn or 13% driven by mutual funds, structured products and bonds.
–Asset management revenue was $29m or 10% higher, driven by strong flows in 2023 and positive market movements, resulting in an 11% growth in assets under management.
–Life insurance revenue rose by $29m or 7%. The increase was mainly driven by an increase in contractual service margin (‘CSM’) earnings, largely due to growth in the CSM balance, reflecting increased sales during 2023 and into 1Q24. New business CSM of $0.8bn was 87% higher than in 1Q23, mainly in Hong Kong.
In Personal Banking, revenue of $4.9bn was down $0.1bn or 2%.
–NII was $0.1bn or 3% lower due to narrower margins and the disposal of our retail banking operations in France. Compared with 1Q23, lending balances fell due to the sale of our retail banking operations in France, partly offset by growth in HSBC UK and our main legal entities in Asia, Mexico and the US. Unsecured lending balances increased by $1bn, notably in the UK, Mexico, Hong Kong, Taiwan and India, partly offset by a reduction due to the sale of our retail banking operations in France and the divestment of our business in Oman. Deposit balances fell by $32bn, mainly due to the impact of the retail banking operations sale in France. Declines in HSBC UK and our main entity in Hong Kong were partly offset by growth in our main legal entities in mainland China, Singapore, Australia, Taiwan and the Channel Islands.
Other revenue decreased by $2.0bn, mainly due to the non-recurrence of a $2.0bn reversal in 1Q23 mentioned above. The reduction in revenue also included a $0.1bn adverse impact of hyperinflation.
ECL were $0.3bn, an increase of $0.1bn compared with 1Q23 on a constant currency basis. ECL in 1Q24 included a $0.2bn charge in Mexico, which was $49m higher than in 1Q23, reflecting growth in lending during 2023. Our credit metrics remained stable, despite continuing inflationary pressures.
Operating expenses of $3.7bn were 7% higher on a constant currency basis, reflecting continued investments, notably in wealth in Asia, higher technology spend, a higher performance-related pay accrual relative to 1Q23, and the impact of inflation. These were partly offset by ongoing cost discipline.
Commercial Banking – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions[1]
	2024	2023	2023	Total
	$m	$m	$m	$m	%	$m
Revenue	5,532	5,095	6,709	(1,177)	(18)	(1,405)
ECL	(380)	(665)	(149)	(231)	>(100)	22
Operating expenses	(1,872)	(1,976)	(1,677)	(195)	(12)	(68)
Share of profit/(loss) from associates and JVs	—	—	—	—	—	—
Profit before tax	3,280	2,454	4,883	(1,603)	(33)	(1,451)
1 1Q23 includes a gain of $1.6bn recognised in respect of the acquisition of SVB UK. For further details, see ‘Impact of strategic transactions‘ on page 7.

HSBC Holdings plc Earnings Release 1Q24	19

Earnings Release – 1Q24

Management view of revenue
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions
	2024	2023	2023
	$m	$m	$m	$m	%	$m
Global Trade and Receivables Finance	497	477	499	(2)	—	1
Credit and Lending	1,382	1,248	1,352	30	2	75
Global Payments Solutions	3,077	3,171	2,885	192	7	44
GBM products, Insurance and Investments, and Other[1]	576	199	1,973	(1,397)	(71)	(1,525)
– of which: share of revenue from Markets and Securities Services and Banking products	328	321	338	(10)	(3)	7
– of which: gain on the acquisition of Silicon Valley Bank UK Limited	—	(2)	1,577	(1,577)	(100)	(1,577)
Net operating income[2]	5,532	5,095	6,709	(1,177)	(18)	(1,405)
– of which: transaction banking[3]	3,808	3,899	3,628	180	5
RoTE (annualised)[4] (%)	21.8	23.4	36.1
1    Includes a gain on the acquisition of SVB UK and CMB‘s share of revenue from the sale of Markets and Securities Services and Banking products to CMB customers. GBM‘s share of revenue from the sale of these products to CMB customers is included within the corresponding lines of the GBM management view of revenue. Also includes allocated revenue from Markets Treasury, HSBC Holdings interest expense and hyperinflation.
2 ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
3 Transaction banking comprises Global Trade and Receivables Finance, Global Payments Solutions and CMB’s share of Global Foreign Exchange (shown within ‘share of revenue from Markets and Securities Services and Banking products’).
4 RoTE (annualised) in 1Q23 included a 13.3 percentage point favourable impact of the provisional gain on the acquisition of Silicon Valley Bank UK Limited. RoTE for the 31 December 2023 period represents the full-year RoTE for 2023.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue
Disposals, acquisitions and related costs	—	(2)	1,511
Disposal losses on Markets Treasury repositioning	—	(126)	—
Currency translation on revenue notable items	—	—	66
Operating expenses
Disposals, acquisitions and related costs	(1)	(25)	—
Restructuring and other related costs	1	2	—
Currency translation on operating expenses notable items	—	—	—
1Q24 compared with 1Q23
Profit before tax of $3.3bn was $1.6bn lower than in 1Q23 on a constant currency basis. This was largely due to the non-recurrence of a $1.6bn gain recognised in 1Q23 on the acquisition of SVB UK, partly offset by incremental IVB revenue following the acquisition and integration of SVB UK.
Revenue of $5.5bn was $1.2bn or 18% lower on a constant currency basis.
–In GPS, revenue increased by $0.2bn, with growth in all main legal entities, including incremental IVB revenue. This was driven by an increase in margins reflecting interest rate rises and repricing actions. Average balances were marginally lower reflecting global tightening of liquidity, notably in our legal entities in the UK and Asia. There was also a 4% increase in fee income as business initiatives drove growth in transaction banking including higher volumes and international payments, notably in our main legal entities in the US and Asia.
–In Global Trade and Receivables Finance, revenue was stable reflecting improved margins which were offset by the impacts from the softer trade cycle in Asia.
–In Credit and Lending, revenue increased by $30m or 2%, primarily due to incremental IVB revenue. This was partly offset by margin compression and lower balances, notably in 2023, reflecting softer demand from customers, notably in our legal entity in Asia.
–In GBM products, Insurance and Investments, and Other, revenue decreased by $1.4bn, largely due to the non-recurrence of a $1.6bn gain recognised in 1Q23 on the acquisition of SVB UK and adverse impacts of hyperinflationary accounting of $0.2bn. These adverse impacts were partly offset by higher revenues from Markets Treasury and interest income on own capital.
ECL charges of $0.4bn were $0.2bn higher than in 1Q23 on a constant currency basis given benign credit conditions in 1Q23, including a net release of stage 1 and stage 2 allowances reflecting a favourable shift in economic assumptions, notably in our main legal entity in Asia.
Operating expenses of $1.9bn were $0.2bn or 12% higher than in 1Q23, on a constant currency basis. The increase reflected incremental costs in IVB of $0.1bn following the acquisition and integration of SVB UK, a higher performance-related pay accrual relative to 1Q23, ongoing investment in technology and inflationary impacts. These increases were in part mitigated by the impact of continued strategic cost-saving initiatives.

20	HSBC Holdings plc Earnings Release 1Q24

Global Banking and Markets – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions[1]
	2024	2023	2023	Total
	$m	$m	$m	$m	%	$m
Revenue	4,455	3,666	4,402	53	1	—
ECL	(33)	(16)	(31)	(2)	(6)	—
Operating expenses	(2,397)	(2,695)	(2,381)	(16)	(1)	—
Share of profit/(loss) from associates and JVs	—	—	—	—	—	—
Profit before tax	2,025	955	1,990	35	2	—
1 For further details, see ‘Impact of strategic transactions‘ on page 7. There was no impact resulting from strategic transactions for GBM in 1Q24.

Management view of revenue
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions[7]
	2024	2023	2023
	$m	$m	$m	$m	%	$m
Markets and Securities Services	2,454	2,062	2,518	(64)	(3)	—
– Securities Services	564	565	558	6	1	—
– Global Debt Markets	324	77	354	(30)	(8)	—
– Global Foreign Exchange	971	963	1,201	(230)	(19)	—
– Equities	257	149	144	113	78	—
– Securities Financing	367	304	261	106	41	—
– Credit and funding valuation adjustments	(29)	4	—	(29)	n/a	—
Banking	2,191	2,110	2,127	64	3	—
– Global Trade and Receivables Finance	176	163	177	(1)	(1)	—
– Global Payments Solutions	1,162	1,157	1,073	89	8	—
– Credit and Lending	453	479	499	(46)	(9)	—
– Investment Banking[1]	279	223	310	(31)	(10)	—
– Other[2]	121	88	68	53	78	—
GBM Other	(190)	(506)	(243)	53	22	—
– Principal Investments	(5)	(18)	(5)	—	—	—
– Other[3]	(185)	(488)	(238)	53	22	—
Net operating income[4]	4,455	3,666	4,402	53	1	—
– of which: transaction banking[5]	2,873	2,848	3,009	(136)	(5)
RoTE (annualised) (%)[6]	15.1	11.4	15.5
1    From 1 January 2024, we renamed ‘Capital Markets and Advisory‘ as ‘Investment Banking‘ to better reflect our purpose and offering.
2    Includes portfolio management, earnings on capital and other capital allocations on all Banking products.
3    Includes notional tax credits and Markets Treasury, HSBC Holdings interest expense and hyperinflation.
4    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
5 Transaction banking comprises Securities Services, Global Foreign Exchange (net of revenue shared with CMB), Global Trade and Receivables Finance and GPS.
6 RoTE for the 31 December 2023 period represents the full-year RoTE for 2023.
7 There was no impact resulting from strategic transactions for GBM in 1Q24.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue
Disposal losses on Markets Treasury repositioning	—	(135)	—
Currency translation on revenue notable items	—	—	—
Operating expenses
Disposals, acquisitions and related costs	—	—	3
Restructuring and other related costs	2	17	—
Currency translation on operating expenses notable items	—	1	—

HSBC Holdings plc Earnings Release 1Q24	21

Earnings Release – 1Q24

1Q24 compared with 1Q23
Profit before tax of $2.0bn was $35m or 2% higher than in 1Q23 on a constant currency basis. Revenue increased marginally by 1% while operating expenses and ECL remained broadly stable compared with prior year.
In Markets and Securities Services (‘MSS‘), revenue was $0.1bn or 3% lower.
–Global Debt Markets revenue fell by $30m or 8%. Lower secondary client activity reflected market outlook uncertainty, partly offset by increased primary market activity at the beginning of the quarter.
–Global Foreign Exchange revenue fell by $0.2bn or 19% compared with a strong 1Q23, as the uncertain outlook affected client flows and risk management activity.
–Equities revenue increased by $0.1bn or 78% reflecting strong client activity as market sentiment improved. In contrast, 1Q23 had considerably weaker performance as increasing interest rates reduced clients‘ risk appetite.
–Securities Financing revenue increased by $0.1bn or 41%, driven by new clients on-boarding resulting in increased flows, including in prime finance.
In Banking, revenue increased by $0.1bn or 3%.
–GPS revenue increased by $0.1bn or 8%, driven by margin growth from rising global interest rates and business pricing actions.
–Investment Banking revenue, which includes Issuer Services, decreased by $31m or 10%, notably as the prior year included a small number of large transactions.
–Credit and Lending revenue decreased by $46m or 9% as the business continued to experience weaker client demand.
GBM Other revenue increased by $53m or 22% compared with prior year.
ECL of $33m in 1Q24 were broadly stable compared with 1Q23 on a constant currency basis.
Operating expenses of $2.4bn increased marginally by $16m or 1% on a constant currency basis due to the impact of inflation and a higher performance-related pay accrual relative to 1Q23, which were in part mitigated by business actions.
Corporate Centre – constant currency basis

Results – on a constant currency basis
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions[1]
	2024	2023	2023	Total
	$m	$m	$m	$m	%	$m
Revenue	3,601	(270)	101	3,500	>100	3,652
ECL	(6)	2	(5)	(1)	(20)	—
Operating expenses	(187)	(56)	(47)	(140)	>(100)	(18)
Share of profit/(loss) from associates and JVs less impairment	756	(2,402)	685	71	10	—
Profit before tax	4,164	(2,726)	734	3,430	>100	3,634
1 For further details, see ‘Impact of strategic transactions‘ on page 7.

22	HSBC Holdings plc Earnings Release 1Q24

Management view of revenue
	Quarter ended
				Variance
				1Q24 vs. 1Q23
	31 Mar	31 Dec	31 Mar			of which strategic transactions
	2024	2023	2023
	$m	$m	$m	$m	%	$m
Central Treasury[1]	9	1	101	(92)	—	—
Legacy portfolios	10	6	(2)	12	>100	—
Other[2,3]	3,582	(277)	2	3,580	>100	3,652
– of which: gain on the sale of our banking business in Canada and associated hedges[4]	4,789	(245)	(57)	4,846	>100	4,846
– of which: impairment loss relating to the planned sale of our business in Argentina	(1,137)	—	—	(1,137)	>100	(1,137)
Net operating income[5]	3,601	(270)	101	3,500	>100	3,652
RoTE (annualised) (%)[6]	36.6	(1.0)	11.1
1    Central Treasury comprises valuation differences on issued long-term debt and associated swaps and fair value movements on financial instruments.
2 Other comprises gains and losses on certain planned disposals, funding charges on property and technology assets, revaluation gains and losses on investment properties and property disposals, as well as consolidation adjustments and other revenue items not allocated to global businesses.
3    Revenue from Markets Treasury, HSBC Holdings net interest expense and hyperinflation are allocated out to the global businesses, to align them better with their revenue and expense. The total Markets Treasury revenue component of this allocation for 1Q24 was $484m (1Q23: $214m; 4Q23: $(142)m).
4 Includes fair value gains/(losses) on the foreign exchange hedging of the proceeds of the sale and the recycling of reserves.
5    ‘Net operating income’ means net operating income before change in expected credit losses and other credit impairment charges (also referred to as ‘revenue’).
6 RoTE for the 31 December 2023 period represents the full-year RoTE for 2023.

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	3,679	(301)	30
Fair value movements on financial instruments[2]	—	(1)	15
Currency translation on revenue notable items	—	(3)	3
Operating expenses
Disposals, acquisitions and related costs	(61)	(72)	(43)
Restructuring and other related costs	8	36	—
Currency translation on operating expenses notable items	—	—	(1)
Share of profit in associates and joint ventures less impairment
Impairment of interest in associate	—	(3,000)	—
Currency translation on associate notable items	—	(17)	—
1 Includes fair value movements on the foreign exchange hedging of the proceeds of the sale of our banking business in Canada and recycling of reserves.
2 Fair value movements on non-qualifying hedges in HSBC Holdings.
1Q24 compared with 1Q23
Profit before tax of $4.2bn was $3.4bn higher than in 1Q23 on a constant currency basis. This increase included a $4.8bn gain in 1Q24 following the sale of our banking business in Canada, inclusive of fair value gains on the hedging of the sale proceeds and recycling of related reserves. This was partly offset by a $1.1bn impairment recognised following the classification of our business in Argentina as held for sale.
Revenue of $3.6bn was $3.5bn higher on a constant currency basis, which included a $4.8bn gain on the sale of our banking business in Canada, as mentioned above. These factors were partly offset by a $1.1bn impairment recognised following the classification of our business in Argentina as held for sale, adverse fair value movements on financial instruments in Central Treasury and structural hedges, and the non-recurrence of a 1Q23 favourable impact following the reversal of an impairment related to the sale of our France retail banking operations. In addition, 1Q24 included an impairment of $0.1bn following the classification of our operations in Armenia to held for sale.
Operating expenses increased by $0.1bn on a constant currency basis, including a charge in the US related to the incremental cost of the FDIC special assessment, as well as an increase associated with disposals, acquisitions and related costs.
Share of profit from associates and joint ventures of $0.8bn increased by $0.1bn or 10% which included an increase in share of profit from SAB.

HSBC Holdings plc Earnings Release 1Q24	23

Earnings Release – 1Q24

Supplementary financial information

Reported and constant currency results

Reported and constant currency results[1]
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue[2]
Reported	20,752	13,021	20,171
Currency translation		(277)	54
Constant currency	20,752	12,744	20,225
Change in expected credit losses and other credit impairment charges
Reported	(720)	(1,031)	(432)
Currency translation		63	4
Constant currency	(720)	(968)	(428)
Operating expenses
Reported	(8,151)	(8,645)	(7,586)
Currency translation		115	18
Constant currency	(8,151)	(8,530)	(7,568)
Share of profit in associates and joint ventures
Reported	769	(2,368)	733
Currency translation		(15)	(31)
Constant currency	769	(2,383)	702
Profit before tax
Reported	12,650	977	12,886
Currency translation		(114)	45
Constant currency	12,650	863	12,931
Profit after tax
Reported	10,837	222	11,026
Currency translation		(51)	48
Constant currency	10,837	171	11,074
Loans and advances to customers (net)
Reported	933,125	938,535	963,394
Currency translation		(10,055)	(85)
Constant currency	933,125	928,480	963,309
Customer accounts
Reported	1,570,164	1,611,647	1,604,099
Currency translation		(17,361)	(1,379)
Constant currency	1,570,164	1,594,286	1,602,720
1    In the current period, constant currency results are equal to reported as there is no currency translation.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

24	HSBC Holdings plc Earnings Release 1Q24

Notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	3,732	(2,333)	3,562
Fair value movements on financial instruments[4]	—	(1)	15
Disposal losses on Markets Treasury repositioning	—	(399)	—
Operating expenses
Disposals, acquisitions and related costs	(63)	(124)	(61)
Restructuring and other related costs[5]	13	59	—
Impairment of interest in associate[6]	—	(3,000)	—
Tax
Tax (charge)/credit on notable items	8	581	(492)
Uncertain tax positions	—	—	427
1 Includes the impacts of the sale of our retail banking operations in France.
2 Includes a gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3 Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.1bn impairment recognised in relation to the planned sale of our business in Argentina.
4 Fair value movements on non-qualifying hedges in HSBC Holdings.
5 Relates to reversals of restructuring provisions recognised during 2022.
6 Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
Global businesses
Supplementary analysis of constant currency results and notable items by global business

Constant currency results
	Quarter ended 31 Mar 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre[1]	Total
	$m	$m	$m	$m	$m
Revenue[2]	7,164	5,532	4,455	3,601	20,752
ECL	(301)	(380)	(33)	(6)	(720)
Operating expenses	(3,695)	(1,872)	(2,397)	(187)	(8,151)
Share of profit in associates and joint ventures	13	—	—	756	769
Profit before tax	3,181	3,280	2,025	4,164	12,650
Loans and advances to customers (net)	443,516	308,596	173,186	7,827	933,125
Customer accounts	790,715	456,286	322,773	390	1,570,164
1    With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items
	Quarter ended 31 Mar 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	53	—	—	3,679	3,732
Operating expenses
Disposals, acquisitions and related costs	(1)	(1)	—	(61)	(63)
Restructuring and other related costs[2]	2	1	2	8	13
1 Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.1bn impairment recognised in relation to the planned sale of our business in Argentina.
2 Relates to reversals of restructuring provisions recognised during 2022.

HSBC Holdings plc Earnings Release 1Q24	25

Earnings Release – 1Q24

Constant currency results (continued)
	Quarter ended 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[2]
Reported	8,983	6,675	4,440	73	20,171
Currency translation	30	34	(38)	28	54
Constant currency	9,013	6,709	4,402	101	20,225
ECL
Reported	(246)	(151)	(32)	(3)	(432)
Currency translation	3	2	1	(2)	4
Constant currency	(243)	(149)	(31)	(5)	(428)
Operating expenses
Reported	(3,483)	(1,712)	(2,368)	(23)	(7,586)
Currency translation	20	35	(13)	(24)	18
Constant currency	(3,463)	(1,677)	(2,381)	(47)	(7,568)
Share of profit in associates and joint ventures
Reported	17	—	—	716	733
Currency translation	—	—	—	(31)	(31)
Constant currency	17	—	—	685	702
Profit before tax
Reported	5,271	4,812	2,040	763	12,886
Currency translation	53	71	(50)	(29)	45
Constant currency	5,324	4,883	1,990	734	12,931
Loans and advances to customers (net)
Reported	455,266	323,268	184,492	368	963,394
Currency translation	2,417	(1,149)	(1,350)	(3)	(85)
Constant currency	457,683	322,119	183,142	365	963,309
Customer accounts
Reported	809,830	471,187	322,443	639	1,604,099
Currency translation	1,232	(590)	(2,025)	4	(1,379)
Constant currency	811,062	470,597	320,418	643	1,602,720
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Mar 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	2,021	1,511	—	30	3,562
Fair value movements on financial instruments[3]	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(21)	—	3	(43)	(61)
1    Includes the reversal of a $2.1bn impairment loss relating to the sale of our retail banking operations in France, recognised in 3Q22, which was no longer classified as held for sale in 1Q23.
2    Includes a gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3    Fair value movements on non-qualifying hedges in HSBC Holdings.

26	HSBC Holdings plc Earnings Release 1Q24

Constant currency results (continued)
	Quarter ended 31 Dec 2023
	Wealth and Personal Banking	Commercial Banking[1]	Global Banking and Markets[1]	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue[2]
Reported	4,356	5,227	3,727	(289)	13,021
Currency translation	(103)	(132)	(61)	19	(277)
Constant currency	4,253	5,095	3,666	(270)	12,744
ECL
Reported	(320)	(690)	(24)	3	(1,031)
Currency translation	31	25	8	(1)	63
Constant currency	(289)	(665)	(16)	2	(968)
Operating expenses
Reported	(3,880)	(2,044)	(2,683)	(38)	(8,645)
Currency translation	77	68	(12)	(18)	115
Constant currency	(3,803)	(1,976)	(2,695)	(56)	(8,530)
Share of profit in associates and joint ventures
Reported	19	—	—	(2,387)	(2,368)
Currency translation	—	—	—	(15)	(15)
Constant currency	19	—	—	(2,402)	(2,383)
Profit/(loss) before tax
Reported	175	2,493	1,020	(2,711)	977
Currency translation	5	(39)	(65)	(15)	(114)
Constant currency	180	2,454	955	(2,726)	863
Loans and advances to customers (net)
Reported	454,878	309,422	173,966	269	938,535
Currency translation	(4,724)	(3,351)	(1,976)	(4)	(10,055)
Constant currency	450,154	306,071	171,990	265	928,480
Customer accounts
Reported	804,863	475,666	330,522	596	1,611,647
Currency translation	(7,233)	(4,931)	(5,191)	(6)	(17,361)
Constant currency	797,630	470,735	325,331	590	1,594,286
1    In the first quarter of 2023, following an internal review to assess which global businesses were best suited to serve our customers’ respective needs, a portfolio of our customers within our markets in Latin America was transferred from GBM to CMB for reporting purposes.
2    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

Notable items (continued)
	Quarter ended 31 Dec 2023
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	(2,030)	(2)	—	(301)	(2,333)
Fair value movements on financial instruments[3]	—	—	—	(1)	(1)
Disposal losses on Markets Treasury repositioning	(138)	(126)	(135)	—	(399)
Operating expenses
Disposals, acquisitions and related costs	(27)	(25)	—	(72)	(124)
Restructuring and other related costs[4]	4	2	17	36	59
Impairment of interest in associate[5]	—	—	—	(3,000)	(3,000)
1 Includes the impact of the sale of our retail banking operations in France.
2 Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
3 Fair value movements on non-qualifying hedges in HSBC Holdings.
4 Amounts relate to reversals of restructuring provisions recognised during 2022.
5 Relates to an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.

HSBC Holdings plc Earnings Release 1Q24	27

Earnings Release – 1Q24

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
The following table reconciles reported and constant currency RWAs.

Reconciliation of reported risk-weighted assets to constant currency risk-weighted assets
	At 31 Mar 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	182.2	337.8	222.7	89.9	832.6
Constant currency	182.2	337.8	222.7	89.9	832.6

	At 31 Dec 2023
Risk-weighted assets
Reported	192.9	354.5	218.5	88.2	854.1
Currency translation	(2.5)	(4.7)	(2.9)	(0.6)	(10.7)
Constant currency	190.4	349.8	215.6	87.6	843.4

	At 31 Mar 2023
Risk-weighted assets
Reported	181.4	353.1	225.2	94.7	854.4
Currency translation	(1.9)	(4.5)	(2.7)	(1.1)	(10.2)
Constant currency	179.5	348.6	222.5	93.6	844.2

Legal entities
Supplementary analysis of constant currency results and notable items by legal entity

Legal entity results[1]
	Quarter ended 31 Mar 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[2]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[3]	3,091	2,307	8,469	620	1,086	462	888	790	3,039	20,752
ECL	(52)	(66)	(271)	(55)	7	(40)	(176)	(68)	1	(720)
Operating expenses	(1,228)	(1,554)	(3,352)	(282)	(840)	(236)	(530)	(477)	348	(8,151)
Share of profit/(loss) in associates and joint ventures	—	10	611	—	—	—	4	145	(1)	769
Profit before tax	1,811	697	5,457	283	253	186	186	390	3,387	12,650
Loans and advances to customers (net)	268,477	107,995	449,043	20,732	54,941	—	27,581	4,356	—	933,125
Customer accounts	333,416	290,613	776,288	33,397	95,407	—	31,244	9,726	73	1,570,164
1    In the current period, constant currency results are equal to reported, as there is no currency translation.
2    Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $359m. Supplementary analysis is provided on page 31 to give a fuller picture of the MENAT regional performance.
3 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

28	HSBC Holdings plc Earnings Release 1Q24

Notable items
	Quarter ended 31 Mar 2024
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corpo- ration Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1]	—	(16)	—	—	—	—	—	—	3,748	3,732
Operating expenses
Disposals, acquisitions and related costs	—	(5)	—	—	(7)	(36)	—	—	(15)	(63)
Restructuring and other related costs[2]	3	9	—	—	—	—	—	—	1	13
1 Includes a $4.8bn gain on disposal of our banking business in Canada, inclusive of a $0.3bn gain on the foreign exchange hedging of the sale proceeds, the recycling of $0.6bn in foreign currency translation reserve losses and $0.4bn of other reserves recycling losses. This is partly offset by a $1.1bn impairment recognised in relation to the planned sale of our business in Argentina.
2 Relates to reversals of restructuring provisions recognised during 2022.

Legal entity results (continued)
	Quarter ended 31 Mar 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	4,275	4,432	8,334	624	1,083	500	748	932	(757)	20,171
Currency translation	184	85	(75)	—	—	1	73	(234)	20	54
Constant currency	4,459	4,517	8,259	624	1,083	501	821	698	(737)	20,225
ECL
Reported	(161)	(18)	(67)	7	(29)	(1)	(128)	(35)	—	(432)
Currency translation	(7)	(2)	3	—	—	—	(13)	21	2	4
Constant currency	(168)	(20)	(64)	7	(29)	(1)	(141)	(14)	2	(428)
Operating expenses
Reported	(983)	(1,657)	(3,084)	(254)	(747)	(260)	(407)	(512)	318	(7,586)
Currency translation	(42)	(41)	31	—	—	(1)	(40)	130	(19)	18
Constant currency	(1,025)	(1,698)	(3,053)	(254)	(747)	(261)	(447)	(382)	299	(7,568)
Share of profit/(loss) in associates and joint ventures
Reported	—	(43)	666	—	—	—	2	108	—	733
Currency translation	—	—	(32)	—	—	—	1	1	(1)	(31)
Constant currency	—	(43)	634	—	—	—	3	109	(1)	702
Profit before tax
Reported	3,131	2,714	5,849	377	307	239	215	493	(439)	12,886
Currency translation	135	42	(73)	—	—	—	21	(82)	2	45
Constant currency	3,266	2,756	5,776	377	307	239	236	411	(437)	12,931
Loans and advances to customers (net)
Reported	258,758	117,858	468,924	18,829	54,374	—	22,728	21,923	—	963,394
Currency translation	5,511	320	(5,392)	16	—	—	1,943	(2,482)	(1)	(85)
Constant currency	264,269	118,178	463,532	18,845	54,374	—	24,671	19,441	(1)	963,309
Customer accounts
Reported	343,803	281,557	778,853	30,994	101,537	—	27,153	40,041	161	1,604,099
Currency translation	7,322	2,480	(6,633)	28	—	—	2,321	(6,897)	—	(1,379)
Constant currency	351,125	284,037	772,220	31,022	101,537	—	29,474	33,144	161	1,602,720
1    Other trading entities includes the results of entities located in Oman, Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $249m and constant currency profit before tax of $240m. Supplementary analysis is provided on page 31 to give a fuller picture of the MENAT regional performance.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

HSBC Holdings plc Earnings Release 1Q24	29

Earnings Release – 1Q24

Notable items (continued)
	Quarter ended 31 Mar 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2,3]	1,511	2,107	—	—	—	—	—	—	(56)	3,562
Fair value movements on financial instruments[4]	—	—	—	—	—	—	—	—	15	15
Operating expenses
Disposals, acquisitions and related costs	(8)	(25)	—	—	(1)	(27)	—	—	—	(61)
1 Includes the reversal of a $2.1bn impairment loss recognised in 3Q22 relating to the sale of our retail banking operations in France.
2 Includes a gain of $1.5bn recognised in respect of the acquisition of SVB UK.
3 Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
4 Fair value movements on non-qualifying hedges in HSBC Holdings.

Legal entity results (continued)
	Quarter ended 31 Dec 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities[1]	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue[2]
Reported	3,008	143	7,646	589	727	465	886	1,441	(1,884)	13,021
Currency translation	67	12	7	—	—	6	30	(418)	19	(277)
Constant currency	3,075	155	7,653	589	727	471	916	1,023	(1,865)	12,744
ECL
Reported	(47)	(59)	(437)	(84)	(47)	(15)	(274)	(172)	104	(1,031)
Currency translation	(1)	—	—	—	—	(1)	(10)	73	2	63
Constant currency	(48)	(59)	(437)	(84)	(47)	(16)	(284)	(99)	106	(968)
Operating expenses
Reported	(1,260)	(1,850)	(3,520)	(289)	(1,048)	(274)	(470)	(799)	865	(8,645)
Currency translation	(28)	(32)	(5)	—	—	(3)	(15)	214	(16)	115
Constant currency	(1,288)	(1,882)	(3,525)	(289)	(1,048)	(277)	(485)	(585)	849	(8,530)
Share of profit/(loss) in associates and joint ventures
Reported	—	—	(2,522)	—	—	—	5	149	—	(2,368)
Currency translation	—	—	(14)	—	—	—	—	—	(1)	(15)
Constant currency	—	—	(2,536)	—	—	—	5	149	(1)	(2,383)
Profit/(loss) before tax
Reported	1,701	(1,766)	1,167	216	(368)	176	147	619	(915)	977
Currency translation	38	(20)	(12)	—	—	2	5	(131)	4	(114)
Constant currency	1,739	(1,786)	1,155	216	(368)	178	152	488	(911)	863
Loans and advances to customers (net)
Reported	270,208	95,750	455,315	20,072	54,829	—	26,410	15,951	—	938,535
Currency translation	(2,457)	(1,755)	(5,114)	—	—	—	490	(1,218)	(1)	(10,055)
Constant currency	267,751	93,995	450,201	20,072	54,829	—	26,900	14,733	(1)	928,480
Customer accounts
Reported	339,611	274,733	801,430	31,341	99,607	—	29,423	35,326	176	1,611,647
Currency translation	(3,089)	(4,240)	(7,387)	—	—	—	546	(3,190)	(1)	(17,361)
Constant currency	336,522	270,493	794,043	31,341	99,607	—	29,969	32,136	175	1,594,286
1 Other trading entities includes the results of entities located in Türkiye, Egypt and Saudi Arabia (including our share of the results of Saudi Awwal Bank) which do not consolidate into HSBC Bank Middle East Limited. These entities had an aggregated impact on Group reported profit before tax of $353m and constant currency profit before tax of $332m. Supplementary analysis is provided on page 31 to give a fuller picture of the MENAT regional performance.
2 Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.

30	HSBC Holdings plc Earnings Release 1Q24

Notable items (continued)
	Quarter ended 31 Dec 2023
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc.	HSBC Bank Canada	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Disposals, acquisitions and related costs[1,2]	(2)	(2,112)	—	—	—	—	—	—	(219)	(2,333)
Fair value movements on financial instruments[3]	—	—	—	—	—	—	—	—	(1)	(1)
Disposal losses on Markets Treasury repositioning	—	—	(134)	(20)	(246)	—	—	—	1	(399)
Operating expenses
Disposals, acquisitions and related costs	(16)	(43)	—	—	(6)	(34)	—	—	(25)	(124)
Restructuring and other related costs[4]	7	14	2	1	8	—	—	—	27	59
Impairment of interest in associate[5]	—	—	(3,000)	—	—	—	—	—	—	(3,000)
1 Includes an impairment loss of $2.0bn recognised in relation to the sale of our retail banking operations in France.
2 Includes fair value movements on the foreign exchange hedging of the proceeds from the sale of our banking business in Canada.
3 Fair value movements on non-qualifying hedges in HSBC Holdings.
4 Balances relate to reversals of restructuring provisions recognised during 2022.
5 Includes an impairment loss of $3.0bn recognised in respect of the Group’s investment in BoCom.
Middle East, North Africa and Türkiye supplementary information
The following tables show the reported results of our Middle East, North Africa and Türkiye business operations on a regional basis (including results of all the legal entities operating in the region and our share of the results of Saudi Awwal Bank). They also show the profit before tax of each of the global businesses.

Middle East, North Africa and Türkiye regional performance
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Revenue[1]	961	940	899
Change in expected credit losses and other credit impairment charges	(58)	(117)	(8)
Operating expenses	(407)	(404)	(374)
Share of profit in associates and joint ventures	145	147	110
Profit before tax	641	566	627
Loans and advances to customers (net)[2]	23,449	22,766	25,160
Customer accounts[2]	40,905	40,708	45,830
1    Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue.
2 In the second quarter of 2023, loans and advances to customers of $2,975m were classified as ‘Assets held for sale’, and customer accounts of $4,878m were classified as ‘Liabilities of disposal groups held for sale’ in respect of the planned merger of our business in Oman. The merger was subsequently completed in August 2023.

Profit before tax by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Wealth and Personal Banking	171	126	141
Commercial Banking	80	31	119
Global Banking and Markets	291	283	296
Corporate Centre	99	126	71
Total	641	566	627

HSBC Holdings plc Earnings Release 1Q24	31

Earnings Release – 1Q24

Strategic transactions supplementary analysis
The following table presents the selected impacts of strategic transactions to the Group and our global business segments. These comprise the strategic transactions where the financial impacts of the acquisition or disposal have qualified for material notable item treatment in our results. Material notable items are a subset of notable items and categorisation is dependent on the financial impact on the Group’s income statement. At 1Q24, the disclosure includes the impacts of the disposal of our retail banking operations in France, our banking business in Canada and the planned sale of our business in Argentina. The disclosure also includes the impact of our acquisition of SVB UK and income statement results of IVB. The impacts quoted include the gains or losses on classification to held for sale or acquisition and all other related notable items. Once a transaction has completed, the impact will also include the operating income statement results of each business, which are not classified as notable items, where there are results in one period but not in another, providing the impact of the acquisition or disposal on the results.

Constant currency results
	Quarter ended 31 Mar 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre	Total
	$m	$m	$m	$m	$m
Revenue	50	179	—	3,686	3,915
ECL	—	(3)	—	—	(3)
Operating expenses	(5)	(76)	—	(61)	(142)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit before tax	45	100	—	3,625	3,770
– HSBC Innovation Banking[1]	—	100	—	—	100
– Retail banking operations in France	45	—	—	(1)	44
– Banking business in Canada	—	—	—	4,763	4,763
– Business in Argentina	—	—	—	(1,137)	(1,137)

	Quarter ended 31 Mar 2023
Revenue	2,125	1,584	—	34	3,743
ECL	—	(25)	—	—	(25)
Operating expenses	(150)	(8)	—	(43)	(201)
Share of profit in associates and joint ventures	—	—	—	—	—
Profit/(loss) before tax	1,975	1,551	—	(9)	3,517
– HSBC Innovation Banking[1]	—	1,551	—	(8)	1,543
– Retail banking operations in France	1,975	—	—	84	2,059
– Banking business in Canada	—	—	—	(85)	(85)
– Business in Argentina	—	—	—	—	—
1    Includes the impact of our acquisition of SVB UK, which in June 2023 changed its legal entity name to HSBC Innovation Bank Limited.

32	HSBC Holdings plc Earnings Release 1Q24

Alternative performance measures
Use of alternative performance measures
Our reported results are prepared in accordance with IFRS Accounting Standards as detailed in our financial statements starting on page 356 of the Form 20-F for the year ended 31 December 2023. We use a combination of reported and alternative performance measures, including those derived from our reported results that eliminate factors that distort period-on-period comparisons. These are considered alternative performance measures (non-GAAP financial measures).
The following information details the adjustments made to the reported results and the calculation of other alternative performance measures. All alternative performance measures are reconciled to the closest reported performance measure.
Alternative performance measure definitions

Alternative performance measure	Definition
Return on average ordinary shareholders’ equity (‘RoE’)	Profit attributable to the ordinary shareholders
Average ordinary shareholders’ equity

Return on average tangible equity (‘RoTE‘)	Profit attributable to the ordinary shareholders, excluding impairment of goodwill and other intangible assets
Average ordinary shareholders’ equity adjusted for goodwill and intangibles

Return on average tangible equity (‘RoTE‘) excluding notable items	Profit attributable to the ordinary shareholders, excluding impairment of goodwill, other intangible assets, and notable items[1]
Average ordinary shareholders’ equity adjusted for goodwill and intangibles, and notable items[1]

Net asset value per ordinary share	Total ordinary shareholders’ equity[2]
Basic number of ordinary shares in issue excluding treasury shares

Tangible net asset value per ordinary share	Tangible ordinary shareholders’ equity[3]
Basic number of ordinary shares in issue excluding treasury shares

Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers	Annualised constant currency ECL[4]
Constant currency average gross loans and advances to customers[4]

Expected credit losses and other credit impairment charges (‘ECL’) as % of average gross loans and advances to customers, including held for sale	Annualised constant currency ECL[4]
Constant currency average gross loans and advances to customers, including held for sale[4]

Target basis operating expenses	Reported operating expenses excluding notable items, foreign exchange translation and other excluded items[5]

Basic earnings per share excluding material notable items and related impacts	Profit attributable to ordinary shareholders excluding material notable items and related impacts[6]
Weighted average number of ordinary shares outstanding, excluding own shares held
1    For details of notable items please refer to Supplementary financial information on page 24.
2    Total ordinary shareholders’ equity is total shareholders‘ equity less non-cumulative preference shares and capital securities.
3    Tangible ordinary shareholders’ equity is total ordinary shareholders’ equity excluding goodwill and other intangible assets (net of deferred tax).
4    The constant currency numbers are derived by adjusting reported ECL and average loans and advances to customers for the effects of foreign currency translation differences.
5    Includes impact of re-translating comparative period financial information at the latest rates of foreign exchange in hyperinflationary economies, which we consider to be outside of our control, and the impact of the sale of our retail banking operations in France and banking business in Canada.
6 For details of material notable items and related impacts, please refer to page 36.

HSBC Holdings plc Earnings Release 1Q24	33

Earnings Release – 1Q24

Return on average ordinary shareholders‘ equity, return on average tangible equity and return on average tangible equity excluding notable items
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Profit/(loss) after tax
Profit/(loss) attributable to the ordinary shareholders of the parent company	10,183	(153)	10,327
Impairment of goodwill and other intangible assets (net of tax)	110	7	18
Profit/(loss) attributable to the ordinary shareholders, excluding goodwill and other intangible assets impairment	10,293	(146)	10,345
Impact of notable items[1]	(3,800)	5,210	(3,469)
Profit attributable to the ordinary shareholders, excluding goodwill, other intangible assets impairment and notable items	6,493	5,064	6,876
Equity
Average ordinary shareholders’ equity	170,539	166,305	164,395
Effect of goodwill and other intangibles (net of deferred tax)	(11,680)	(11,726)	(11,202)
Average tangible equity	158,859	154,579	153,193
Average impact of notable items	135	2,212	(1,277)
Average tangible equity excluding notable items	158,994	156,791	151,916
Ratio	%	%	%
Return on average ordinary shareholders’ equity (annualised)	24.0	(0.4)	25.5
Return on average tangible equity (annualised)	26.1	(0.4)	27.4
Return on average tangible equity excluding notable items (annualised)	16.4	12.8	18.4
1    For details of notable items please refer to Supplementary financial information on page 24.
From 2024, we have revised the adjustments made to return on average tangible equity (‘RoTE’) to exclude all notable items, improving alignment with the treatment of notable items in our other income statement disclosures. Comparatives have been re-presented. On this basis, we continue to target a RoTE in the mid-teens for 2024.

Return on average tangible equity by global business
	Quarter ended 31 Mar 2024
	Wealth and Personal Banking	Commercial Banking	Global Banking and Markets	Corporate Centre[1]	Total
	$m	$m	$m	$m	$m
Profit before tax	3,181	3,280	2,025	4,164	12,650
Tax expense	(601)	(815)	(322)	(75)	(1,813)
Profit after tax	2,580	2,465	1,702	4,089	10,837
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(247)	(132)	(232)	(43)	(655)
Profit attributable to ordinary shareholders of the parent company	2,333	2,333	1,470	4,046	10,183
Other adjustments	(100)	70	(77)	217	110
Profit attributable to ordinary shareholders	2,233	2,403	1,394	4,264	10,293
Average tangible shareholders’ equity	30,561	44,396	37,007	46,895	158,859
RoTE (%) (annualised)	29.4	21.8	15.1	36.6	26.1

	Quarter ended 31 Mar 2023
Profit before tax	5,271	4,812	2,040	763	12,886
Tax expense	(1,172)	(792)	(465)	569	(1,860)
Profit after tax	4,099	4,020	1,575	1,332	11,026
Less attributable to: preference shareholders, other equity holders, non-controlling interests	(247)	(175)	(209)	(68)	(699)
Profit attributable to ordinary shareholders of the parent company	3,852	3,845	1,366	1,264	10,327
Other adjustments	3	92	132	(209)	18
Profit attributable to ordinary shareholders	3,855	3,937	1,498	1,055	10,345
Average tangible shareholders’ equity	31,129	44,188	39,174	38,702	153,193
RoTE (%) (annualised)	50.2	36.1	15.5	11.1	27.4
1 With effect from 1 January 2024, following the sale of our retail banking business in France, we have prospectively reclassified the portfolio of retained loans, profit participation interest and licence agreement of the CCF brand from WPB to Corporate Centre.

34	HSBC Holdings plc Earnings Release 1Q24

Net asset value and tangible net asset value per ordinary share
	At
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Total shareholders’ equity	191,186	185,329	190,095
Preference shares and other equity instruments	(17,719)	(17,719)	(19,392)
Total ordinary shareholders’ equity	173,467	167,610	170,703
Goodwill and intangible assets (net of deferred tax)	(11,459)	(11,900)	(11,245)
Tangible ordinary shareholders’ equity	162,008	155,710	159,458
Basic number of $0.50 ordinary shares outstanding	18,687	19,006	19,736
Value per share	$	$	$
Net asset value per ordinary share	9.28	8.82	8.65
Tangible net asset value per ordinary share	8.67	8.19	8.08

ECL and other credit impairment charges as % of average gross loans and advances to customers, and ECL and other credit impairment charges as % of average gross loans and advances to customers, including held for sale

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Expected credit losses and other credit impairment charges (‘ECL‘)	(720)	(1,031)	(432)
Currency translation	—	63	4
Constant currency	(720)	(968)	(428)
Average gross loans and advances to customers	946,835	948,286	955,030
Currency translation	(5,082)	1,708	4,008
Constant currency	941,753	949,994	959,038
Average gross loans and advances to customers, including held for sale	984,580	1,013,178	1,023,531
Currency translation	(6,004)	707	4,198
Constant currency	978,576	1,013,885	1,027,729
Ratios	%	%	%
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers	0.31	0.40	0.18
Expected credit losses and other credit impairment charges (annualised) as % of average gross loans and advances to customers, including held for sale	0.30	0.38	0.17

Target basis operating expenses
Target basis operating expenses for 2024 and for the 2023 comparative periods differ from what we disclosed in our 2023 results, when we were comparing against 2022 operating expenses. The 2023 target basis excluded the impact of incremental costs associated with the acquisition of SVB UK, and the related investments, whereas the 2024 target basis excludes the costs associated with our retail banking operations in France and our banking business in Canada. The exclusion of notable items and the impact of retranslating prior year results of hyperinflationary economies at constant currency are excluded in 2024, which is consistent with the 2023 basis of preparation. We consider target basis operating expenses to provide useful information to investors by quantifying and excluding the notable items that management considered when setting and assessing cost-related targets.

Target basis operating expenses
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Reported operating expenses	8,151	8,645	7,586
Notable items	(50)	(65)	(61)
– Disposals, acquisitions and related costs	(63)	(124)	(61)
– Restructuring and other related costs	13	59	—
Excluding the impact of the sale of our retail banking operations in France and banking business in Canada[1]	(162)	(261)	(243)
Currency translation[2]		(115)	(18)
Excluding the impact of retranslating prior period costs of hyperinflationary economies at constant currency foreign exchange rate		211	130
Target basis operating expenses	7,939	8,415	7,394
1    This represents the business as usual costs which are not classified as notable items relating to our retail banking operations in France and banking business in Canada. This does not include the disposal costs which relate to these transactions.
2    Currency translation on reported operating expenses, excluding currency translation on notable items.

HSBC Holdings plc Earnings Release 1Q24	35

Earnings Release – 1Q24

Basic earnings per share excluding material notable items and related impacts
Material notable items are a subset of notable items. Material notable items are components of our income statement that management would consider as outside the normal course of business and generally non-recurring in nature, which are excluded from our dividend payout ratio calculation and our earnings per share measure, along with related impacts. Categorisation as a material notable item is dependent on the nature of each item in conjunction with the financial impact on the Group’s income statement.
Related impacts include those items that do not qualify for designation as notable items but whose adjustment is considered by management to be appropriate for the purposes of determining the basis for our dividend payout ratio calculation.
Material notable items in 1Q24 and in 2023 included the planned sale of our business in Argentina, the sale of our retail banking operations in France, the sale of our banking business in Canada, the gain following the acquisition of SVB UK and the impairment of our investment in BoCom. In determining this measure, we also excluded HSBC Bank Canada‘s financial results from the 30 June 2022 net asset reference date until completion of the sale, as the gain on sale was recognised through a combination of the consolidation of HSBC Bank Canada‘s results in the Group‘s results since this date, and the remaining gain on sale was recognised at completion. For the planned sale of our business in Argentina, there is a mechanism by which the loss on sale will vary by changes in the net asset value of HSBC Argentina, and in the fair value of consideration including price adjustments and migration costs (see page 6 for details). No additional related impacts have been identified, and the ongoing profits from HSBC Argentina will not be excluded from our basic earnings per share excluding material notable items and related impacts.

Basic earnings per share excluding material notable items and related impacts
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2024	2023	2023
	$m	$m	$m
Profit attributable to shareholders of company	10,584	(28)	10,745
Coupon payable on capital securities classified as equity	(401)	(125)	(418)
Profit attributable to ordinary shareholders of company	10,183	(153)	10,327
Impairment of interest in associate[1]	—	3,000	—
Gain on acquisition of SVB UK	—	44	(1,511)
Impact of the sale of our retail banking operations in France (net of tax)	(52)	1,737	(1,636)
Impact of the sale of our banking business in Canada[2]	(4,942)	119	(109)
Impairment loss relating to the planned sale of our business in Argentina	1,137	—	—
Profit attributable to ordinary shareholders of company excluding material notable items and related impacts	6,326	4,747	7,071

Number of shares
Weighted average basic number of ordinary shares (millions)	18,823	19,130	19,724
Basic earnings per share ($)	0.54	(0.01)	0.52
Basic earnings per share excluding material notable items and related impacts ($)	0.34	0.25	0.36
1    Represents an impairment loss of $3.0bn recognised in respect of the Group‘s investment in BoCom.
2    Represents gain on sale of business in Canada recognised on completion, inclusive of the recycling of losses in foreign currency translation reserves and other reserves, and gain on the foreign exchange hedging of the sale proceeds.

36	HSBC Holdings plc Earnings Release 1Q24

Risk

Managing risk
HSBC’s operations are subject to changes in economic and financial conditions as well as geopolitical developments that could have a material impact on the Group’s operations and financial risks. We continuously review these factors in all of our key markets and conduct regular reviews of economic risks and expectations.
In 1Q24, global activity indicators suggest a modest improvement in the global growth outlook since the end of 2023, led by the US and supported by increasing policy stimulus from mainland China. Manufacturing data has improved, suggesting an uptick in output, and there are also signs of a revival in global trade growth. However, inflation and interest rate expectations remain key uncertainties that could impact our business and risk profile. Inflationary pressures eased in 1Q24 in several of our key markets as energy and food prices stabilised. However, inflation was higher-than-expected in the US in recent months, suggesting a downward adjustment may not be as smooth as previously anticipated. Consequently, expectations for interest rate cuts in 2024 have been lowered, with rates likely to stay higher for longer than had been anticipated or even increased further, given the inflation uncertainty. In mainland China and some other emerging markets, interest rate reductions have already been enacted in support of growth.
Geopolitical tensions could impact the Group’s operations and its risk profile and continue to be a source of significant uncertainty, including the ongoing Russia-Ukraine and Israel-Hamas wars, as well as the potential for further escalation within the Middle East. The recent escalation in tensions between Israel and Iran has led to renewed volatility in energy prices and increased uncertainty in the region. The attacks on commercial shipping in the Red Sea continue, contributing to higher shipping costs. Despite countermeasures to improve security, these attacks have led to a disruption in supply chains and, coupled with the risk of an increase in oil prices, they have the potential to halt or reverse the recent decline in inflation.
Fiscal policy, deficits and public indebtedness also influence our risk profile. Public spending as a proportion of GDP is likely to remain high for most of our key economies with elevated spending focused on social welfare, defence and climate transition initiatives. Against a backdrop of slower economic growth and expectations for a high interest rate environment continuing for longer than previously anticipated, elevated borrowing costs could increase and adversely impact the fiscal responses of highly-indebted sovereign issuers.
Sanctions and trade restrictions are monitored closely given the pace of change and complexity associated with them. The US, the UK and the EU, as well as other countries, have imposed significant sanctions and trade restrictions against Russia, with new sanctions added during 2024 by the US, the UK and the EU. There is a possibility that additional sanctions may be imposed on Iran in response to any further escalation in tensions between Israel and Iran, including additional US secondary sanctions, and which could increase the risk within our operations. As noted in the Form 20-F for the year ended 31 December 2023, the new secondary sanctions regime introduced by the US in December 2023 gives the US broad discretion to impose severe sanctions on non-US banks that are knowingly, or even unknowingly, engaged in certain transactions or services involving Russia’s military-industrial base. The broad scope of the discretionary powers embedded in the regime creates challenges associated with the detection or prevention of third-party activities beyond our control. Additionally, the imposition of such sanctions under the new regime against any non-US HSBC entity could result in significant adverse commercial, operational and reputational consequences for HSBC.
Strategic competition has the potential to impact the Group’s operations and financial risks. The relationships between China and several other countries, including the US and the UK, remain complex. The US, the UK, the EU and other countries have imposed various sanctions and trade restrictions on Chinese individuals and companies and it is expected that additional sanctions related to Chinese imports of Iranian oil may be enacted in the second quarter of 2024. In response to earlier measures, China has imposed its own sanctions, trade restrictions and law enforcement measures on persons and entities in other countries. Supply chains remain vulnerable to a deterioration in these bilateral relationships and this has resulted in efforts to de-risk certain sectors with the reshoring of manufacturing activities, but the approach of countries to strategic competition and engagement with China continues to develop. Further sanctions or counter-sanctions may adversely affect the Group, its customers and various markets.
Political changes may also have implications for policy. Many countries held elections during 1Q24 and several major markets, including the US, are expected to hold elections over the remainder of the year. This may result in uncertainty in some markets as governments revise their policies to address domestic political priorities.
The real estate sector faces challenges in many of our major markets, with some weakness observed in residential and commercial real estate investment and market sentiment. While mainland China reported an improvement in GDP, its commercial real estate sector continued to deteriorate in 1Q24 and signs of a material or sustained recovery have yet to emerge. Market data continues to reflect reduced investment and weak market sentiment in the short term, although the sector is expected to stabilise during the course of 2024. In 1Q24, Chinese authorities promised to bolster support for property developers in addition to fiscal and monetary support for the economy, including specific measures to stimulate housing demand. We continue to closely monitor, and seek to proactively manage, the potential implications of the real estate downturn for our customers and commercial real estate portfolios.
All the above risks could have an impact on our retail customers and we continue to closely monitor the impact of inflation and the increased cost of living. We want to ensure that we offer the right support to our customers in line with regulatory, government and wider stakeholder expectations. As noted in the Form 20-F for the year ended 31 December 2023, we have adopted the UK government‘s Mortgage Charter released in June 2023.
We engage closely with key regulators so that we continue to meet their expectations for the activities of financial institutions during times of market volatility.
In addition, management adjustments to ECL were applied to reflect persisting uncertainty in certain sectors, driven by inflation, interest rate volatility and other macroeconomic risks, which were not fully captured by our models.
We are committed to using artificial intelligence ethically and responsibly, including embedding effective governance and controls into our risk management processes.
We continue to monitor, and seek to manage, the potential implications of all the above developments on our customers and our business. While the financial performance of our operations varied in different geographies, our balance sheet and liquidity remained strong.
At 31 March 2024, our CET1 ratio increased to 15.2%, from 14.8% at 31 December 2023, and our liquidity coverage ratio (‘LCR’) was 136%.

HSBC Holdings plc Earnings Release 1Q24	37

Earnings Release – 1Q24

Credit risk
Summary of credit risk
At 31 March 2024, gross loans and advances to customers and banks of $1,065bn increased by $3bn on a reported basis compared with 31 December 2023. Loans and advances to customers decreased by $5bn while loans and advances to banks increased by $8bn. This included total adverse foreign exchange movements of $13bn.
Excluding foreign exchange movements, the underlying increase of $16bn was driven by loans and advances to banks of $11bn, in Europe (up $9bn), Middle East (up $3bn) and Latin America (down $1bn).
Underlying loans and advances to customers grew by $5bn mainly from wholesale loans and advances to customers in Europe (up $3bn) and Middle East (up $1bn); and personal loans and advances to customers in the UK (up $2bn) offset by decreases in Asia (down $1bn).
Loans and advances to banks and customers included a $2bn decrease due to the reclassification of our business in Argentina and our operations in Armenia to assets held for sale.
At 31 March 2024, the allowance for ECL of $11.6bn comprised $11.1bn in respect of assets held at amortised cost, $0.4bn in respect of loan commitments and financial guarantees, and $0.1bn in respect of debt instruments measured at fair value through other comprehensive income (‘FVOCI’).
Excluding foreign exchange movements, the allowance for ECL in relation to loans and advances to customers remained stable. This was attributable to:
–a $0.1bn increase in wholesale loans and advances to customers, which included a $0.2bn increase in stage 3, offset by a $0.1bn decrease in stages 1 and 2; and
–a $0.1bn decrease in personal loans and advances to customers, observed in stages 1 and 2.
The ECL charge for the first three months of 2024 was $0.7bn (1Q23: $0.4bn), inclusive of recoveries. The ECL charge comprised: $0.3bn in respect of wholesale lending, of which the stage 3 charge was $0.2bn, $0.3bn in respect of personal lending, of which the stage 3 charge was $0.3bn, and $0.1bn in respect of other assets and debt instruments measured at FVOCI. Although the mainland China commercial real estate sector continued to deteriorate in 1Q24, the impact on the Stage 3 ECL charge was not significant during this quarter. Personal lending charges were in line with previous performance.

Summary of financial instruments to which the impairment requirements in IFRS 9 are applied
	At 31 Mar 2024		At 31 Dec 2023
	Gross carrying/nominal amount	Allowance for ECL[1]	Gross carrying/nominal amount	Allowance for ECL[1]
	$m	$m	$m	$m
Loans and advances to customers at amortised cost	944,061	(10,936)	949,609	(11,074)
Loans and advances to banks at amortised cost	121,468	(12)	112,917	(15)
Other financial assets measured at amortised cost	879,719	(160)	960,271	(422)
– cash and balances at central banks	275,943	—	285,868	—
– items in the course of collection from other banks	6,764	—	6,342	—
– Hong Kong Government certificates of indebtedness	42,758	—	42,024	—
– reverse repurchase agreements – non-trading	250,496	—	252,217	—
– financial investments	152,003	(16)	148,346	(20)
– assets held for sale[2]	4,216	(59)	103,186	(324)
– other assets[3]	147,539	(85)	122,288	(78)
Total gross carrying amount on-balance sheet	1,945,248	(11,108)	2,022,797	(11,511)
Loan and other credit-related commitments	635,485	(334)	661,015	(367)
Financial guarantees	16,394	(41)	17,009	(39)
Total nominal amount off-balance sheet[4]	651,879	(375)	678,024	(406)
	2,597,127	(11,483)	2,700,821	(11,917)

	Fair value	Memorandum allowance for ECL[5]	Fair value	Memorandum allowance for ECL[5]
	$m	$m	$m	$m
Debt instruments measured at fair value through other comprehensive income (‘FVOCI’)	305,109	(128)	302,348	(97)
1    The total ECL is recognised in the loss allowance for the financial asset unless the total ECL exceeds the gross carrying amount of the financial asset, in which case the ECL is recognised as a provision.
2 At 31 March 2024, the gross carrying amount comprised $2,391m of loans and advances to customers and banks (31 December 2023: $84,074m) and $1,825m of other financial assets at amortised cost (31 December 2023: $19,112m) mainly from Argentina ($3.2bn) and Armenia ($0.6bn). The corresponding allowance for ECL comprised $47m of loans and advances to customers and banks (31 December 2023: $303m) and $12m of other financial assets at amortised cost (31 December 2023: $21m). The significant reduction is due to the completion of the sales of our banking business in Canada and our retail banking operations in France during the quarter.
3    Includes only those financial instruments that are subject to the impairment requirements of IFRS 9. ‘Other assets’ as presented within the summary consolidated balance sheet on page 16 comprises both financial and non-financial assets, including cash collateral and settlement accounts.
4    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
5    Debt instruments measured at FVOCI continue to be measured at fair value with the allowance for ECL as a memorandum item. Change in ECL is recognised in ‘Change in expected credit losses and other credit impairment charges’ in the income statement.

38	HSBC Holdings plc Earnings Release 1Q24

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 March 2024
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	813,450	109,277	21,253	81	944,061	(1,131)	(2,732)	(7,044)	(29)	(10,936)	0.1	2.5	33.1	35.8	1.2
Loans and advances to banks at amortised cost	120,635	831	2	—	121,468	(8)	(2)	(2)	—	(12)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	875,715	3,825	176	3	879,719	(97)	(26)	(37)	—	(160)	—	0.7	21.0	—	—
Loan and other credit-related commit-ments	611,969	22,473	1,039	4	635,485	(140)	(111)	(83)	—	(334)	—	0.5	8.0	—	0.1
Financial guarantees	14,629	1,446	319	—	16,394	(8)	(7)	(26)	—	(41)	0.1	0.5	8.2	—	0.3
At 31 Mar 2024	2,436,398	137,852	22,789	88	2,597,127	(1,384)	(2,878)	(7,192)	(29)	(11,483)	0.1	2.1	31.6	33.0	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

Summary of credit risk (excluding debt instruments measured at FVOCI) by stage distribution and ECL coverage at 31 December 2023
	Gross carrying/nominal amount[1]					Allowance for ECL					ECL coverage %
	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total	Stage 1	Stage 2	Stage 3	POCI[2]	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%	%	%	%	%
Loans and advances to customers at amortised cost	809,384	120,871	19,273	81	949,609	(1,130)	(2,964)	(6,950)	(30)	(11,074)	0.1	2.5	36.1	37.0	1.2
Loans and advances to banks at amortised cost	111,479	1,436	2	—	112,917	(10)	(3)	(2)	—	(15)	—	0.2	100.0	—	—
Other financial assets measured at amortised cost	946,873	12,734	664	—	960,271	(109)	(132)	(181)	—	(422)	—	1.0	27.3	—	—
Loan and other credit-related commit-ments	630,949	28,922	1,140	4	661,015	(153)	(128)	(86)	—	(367)	—	0.4	7.5	—	0.1
Financial guarantees	14,746	1,879	384	—	17,009	(7)	(7)	(25)	—	(39)	—	0.4	6.5	—	0.2
At 31 Dec 2023	2,513,431	165,842	21,463	85	2,700,821	(1,409)	(3,234)	(7,244)	(30)	(11,917)	0.1	2.0	33.8	35.3	0.4
1    Represents the maximum amount at risk should the contracts be fully drawn upon and clients default.
2    Purchased or originated credit-impaired (‘POCI‘).

HSBC Holdings plc Earnings Release 1Q24	39

Earnings Release – 1Q24

Measurement uncertainty and sensitivity analysis of ECL estimates
The recognition and measurement of ECL involves the use of significant judgement and estimation. We form multiple economic scenarios based on economic forecasts, apply these assumptions to credit risk models to estimate future credit losses, and probability weight the results to determine an unbiased ECL estimate.
Management assessed the current economic environment, reviewed the latest economic forecasts and discussed key risks before selecting the economic scenarios and their weightings.
Scenarios were constructed and continue to reflect the latest geopolitical developments in relation to both the Israel-Hamas and Russia-Ukraine wars. Macroeconomic risks relating to an increase in policy rates and higher inflation across all our major markets are captured in the two downside scenarios.
Management judgemental adjustments are used where modelled allowance for ECL does not fully reflect the identified risks and related uncertainty, or to capture significant late-breaking events.
Methodology
At 31 March 2024, four economic scenarios were used to capture the current economic environment and to articulate management’s view of the range of risks and potential outcomes. Each scenario is updated with new forecasts and estimates every quarter.
The Upside, Central and Downside scenarios are drawn from external consensus forecasts, market data and distributional estimates of the entire range of economic outcomes. The fourth scenario, the Downside 2, represents management’s view of severe downside risks.
Scenarios produced to calculate ECL are aligned to HSBC’s top and emerging risks.
Description of economic scenarios
In the Central scenario, GDP growth forecasts have improved modestly in the first quarter of 2024, relative to the fourth quarter of 2023, led by the US. The exceptions were France and Canada, which saw small downward revisions.
Despite the improvement in the forecasts, GDP growth in North America and Europe in 2024 is still expected to be slower relative to 2023. The slowdown is expected to be the consequence of the lagged effects of higher interest rates and inflation. Elevated interest rates and higher price levels are expected to continue to squeeze household finances and corporate margins, while limiting appetite for new borrowing. Unemployment is also expected to rise across most markets, and only fall gradually from 2025 onwards.
In Hong Kong and mainland China, annual GDP growth is also expected to be slower in 2024 relative to 2023, as their economies endure the effects of the decline in real estate markets and expected weak global trade growth. A steeper downturn is expected to be avoided, however, as the authorities in mainland China increase fiscal and monetary support. An increase in tourism (particularly from mainland China visitors) is also expected to provide support to the Hong Kong economy. Unemployment in both markets is forecast to remain stable.
Inflation continues to broadly slow in several of our key markets, as energy and food price rises have stabilised, while the supply chain disruptions that caused the inflationary impulse in 2022 have diminished. In the forecast, lower wage growth and services price inflation are expected to drive inflation lower. In contrast, strong food price declines in mainland China have caused inflation to drop sharply, but the effect is expected to be temporary in the forecast.
Lower inflation this year enables major central banks to start reducing policy rates. The Federal Reserve, the Bank of England and the ECB are all expected to make incremental cuts to policy rates from mid-2024 onwards. Other key markets, including China and Mexico, are also expected to see rates fall. In the longer term, interest rates across our key markets are forecast to settle at a higher level than in recent years.
House prices are forecast to decline again this year in the UK, Hong Kong, France and Canada, as high interest costs weigh on borrowing. In mainland China, prices are also expected to decline as transaction volumes remain subdued but further policy support should stabilise conditions in the sector from 2025. Prices are expected to rise further in the US and UAE, underpinned by tight supply and strong demand, respectively.
Risks to the Central scenario are captured in the outer scenarios. The Upside and Downside scenarios are constructed to reflect the economic consequences from the crystallisation of a number of macroeconomic and financial risks. Sources of forecast uncertainty include geopolitical tensions, inflation, and the outlook for monetary policy. In particular, the scenarios explore the possibility that interest rates move higher than is forecast in the Central scenario.
As the geopolitical environment remains volatile and complex, risks include a broader and more prolonged conflict in the Middle East, a potential escalation in the Russia-Ukraine war, and continued differences between the US and China over a range of strategic issues. Elections in major economies could also cause significant policy discontinuities, leading to trade frictions, higher costs, and market instability.
The four global scenarios used for calculating ECL at 31 March 2024 were:
–The consensus Central scenario: This scenario features a slowdown in global growth in 2024 before a gradual pick-up over the remainder of the forecast horizon. Growth rates remain below the pre-Covid-19 pandemic average. Unemployment is forecast to rise gradually amid weaker economic activity, but is set to remain low by historic standards. Inflation is expected to fall slowly back to central bank targets by early 2025, and interest rates are expected to remain high through this period. Interest rates stay above their pre-pandemic levels over the entire forecast horizon.
–The consensus Upside scenario: This scenario incorporates the de-escalation of geopolitical tensions and a loosening of financial conditions. In this scenario, growth accelerates, inflation falls at a faster rate than in the Central scenario and unemployment declines. This enables central banks to lower interest rates more quickly than in the Central scenario. Asset prices, including housing, rise more quickly than in the Central scenario.
–The consensus Downside scenario: This scenario features weaker economic activity compared with the Central scenario, driven by a supply shock that causes a rise in inflation and interest rates above the Central forecast. In this scenario, GDP contracts, unemployment rises, financial conditions tighten, and equity markets and house prices fall. Other downside risk themes include a weaker-than-expected recovery in mainland China, with negative implications for global growth.
–The Downside 2 scenario: This scenario reflects management’s view of the tail end of the economic distribution. It incorporates the simultaneous crystallisation of a number of risks that leads to a deep global recession. The narrative features an escalation of geopolitical risks and worsening of supply chain disruptions that cause inflation and interest rates to rise initially. Unemployment also increases rapidly, asset prices fall, and defaults rise significantly. As recession takes hold, commodity prices correct and inflation falls.

40	HSBC Holdings plc Earnings Release 1Q24

Both the consensus Downside and the Downside 2 scenarios are global in scope, and while they differ in severity, they assume that the key risks to HSBC, listed above, crystallise simultaneously.
The following tables describe key macroeconomic variables in the consensus Central scenario, consensus Upside scenario, consensus Downside scenario and Downside 2 scenario.

Consensus Central scenario 2Q24-1Q29 (as at 1Q24)
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	2.0	2.7	4.7	0.5	0.7	3.7	2.2
2025	1.2	1.7	2.8	4.4	1.8	1.3	3.9	2.0
2026	1.6	2.0	2.6	4.2	2.0	1.5	3.8	2.3
2027	1.6	1.9	2.6	3.9	2.0	1.4	3.4	2.3
2028	1.5	1.9	2.5	3.8	1.9	1.3	3.2	2.4
5-year average[1]	1.3	1.9	2.7	4.2	1.7	1.3	3.6	2.2
Unemployment rate (%)[2]
2024	4.2	4.2	2.9	5.1	6.4	7.5	2.6	2.8
2025	4.4	4.2	2.9	5.2	6.2	7.4	2.6	3.3
2026	4.2	3.9	3.1	5.2	5.8	7.1	2.6	3.4
2027	4.2	3.9	3.1	5.1	5.6	6.9	2.6	3.4
2028	4.1	3.9	3.1	5.2	5.6	6.7	2.6	3.4
5-year average[1]	4.2	4.0	3.0	5.1	5.9	7.1	2.6	3.3
House prices (annual average growth rate, %)
2024	(1.5)	3.9	(12.5)	(2.5)	(5.3)	(1.7)	12.3	7.1
2025	0.3	2.7	(1.6)	0.0	3.3	2.6	7.0	4.2
2026	2.1	3.1	2.7	0.8	3.5	3.8	4.4	3.9
2027	3.7	3.8	2.8	2.2	2.2	4.2	2.8	4.0
2028	3.0	3.1	3.0	3.3	2.4	3.8	2.2	3.9
5-year average[1]	1.7	3.1	(0.3)	1.1	1.4	2.9	5.0	4.4
Inflation (annual average growth rate, %)
2024	2.8	2.7	2.2	0.9	2.5	2.5	2.5	4.2
2025	2.1	2.3	2.1	1.7	2.1	1.9	2.1	3.6
2026	2.0	2.3	2.2	2.0	2.1	1.8	2.2	3.5
2027	2.1	2.2	2.2	1.9	2.1	1.8	2.0	3.5
2028	2.1	2.2	2.2	1.9	2.1	1.8	2.0	3.4
5-year average[1]	2.2	2.3	2.2	1.8	2.1	1.9	2.1	3.6
Central bank policy rate (annual average, %)
2024	5.0	5.0	5.4	3.9	4.7	3.6	5.0	10.6
2025	4.1	3.9	4.3	4.0	3.8	2.5	4.0	8.6
2026	3.7	3.6	4.0	4.1	3.3	2.3	3.6	7.8
2027	3.6	3.6	3.9	4.3	3.1	2.3	3.6	7.6
2028	3.5	3.6	3.9	4.5	3.1	2.4	3.6	7.8
5-year average[1]	3.9	3.8	4.2	4.2	3.5	2.5	3.9	8.3
1 The five-year average is calculated over a projected period of 20 quarters from 2Q24 to 1Q29.
2    The forecast for UK unemployment is conditioned on the revised history published by the Office for National Statistics ('ONS') on 13 February 2024. Consistent with the ONS guidance, we have been cautious in the interpretation of recent quarterly changes and have used a suite of indicators to evaluate conditions in the labour market for the purposes of calculating allowance for ECL in 1Q24.

HSBC Holdings plc Earnings Release 1Q24	41

Earnings Release – 1Q24

Consensus Central scenario 2024–2028 (as at 4Q23)
	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
GDP (annual average growth rate, %)
2024	0.3	1.0	2.6	4.5	0.8	0.8	3.7	1.9
2025	1.2	1.8	2.7	4.4	2.0	1.5	4.0	2.2
2026	1.7	2.1	2.6	4.3	2.0	1.6	3.8	2.3
2027	1.6	2.0	2.6	3.8	2.0	1.5	3.4	2.4
2028	1.6	2.0	2.6	3.9	2.0	1.5	3.4	2.4
5-year average[1]	1.3	1.8	2.6	4.2	1.7	1.4	3.6	2.2
Unemployment rate (%)
2024	4.7	4.3	3.0	5.2	6.2	7.5	2.6	2.9
2025	4.6	4.2	3.0	5.1	5.9	7.3	2.6	2.9
2026	4.3	4.0	3.2	5.1	5.7	7.0	2.6	2.9
2027	4.2	4.0	3.2	5.1	5.7	6.8	2.6	2.9
2028	4.2	4.0	3.2	5.1	5.7	6.8	2.6	2.9
5-year average[1]	4.4	4.1	3.1	5.1	5.8	7.1	2.6	2.9
House prices (annual average growth rate, %)
2024	(5.5)	2.9	(6.6)	(0.6)	(4.8)	(1.0)	12.6	6.5
2025	0.1	2.7	(0.7)	1.1	2.2	2.4	7.7	4.2
2026	3.5	3.1	2.6	2.6	2.8	4.0	4.4	4.2
2027	3.0	2.7	2.8	4.0	2.4	4.4	2.6	4.0
2028	3.0	2.1	3.0	4.5	2.8	4.0	2.3	4.0
5-year average[1]	0.8	2.7	0.2	2.3	1.1	2.8	5.9	4.6
Inflation (annual average growth rate, %)
2024	3.2	2.7	2.1	1.8	2.6	2.7	2.3	4.2
2025	2.2	2.2	2.1	2.0	2.1	1.8	2.2	3.6
2026	2.2	2.3	2.2	2.1	2.1	1.7	2.1	3.5
2027	2.3	2.2	2.4	2.0	2.1	1.9	2.1	3.5
2028	2.3	2.2	2.4	2.0	2.1	2.1	2.1	3.5
5-year average	2.4	2.3	2.2	2.0	2.2	2.0	2.1	3.7
Central bank policy rate (annual average, %)
2024	5.0	5.0	5.4	4.1	4.7	3.6	5.1	10.4
2025	4.3	4.0	4.4	4.2	3.9	2.8	4.1	8.6
2026	3.9	3.7	4.1	4.4	3.4	2.6	3.7	7.9
2027	3.8	3.7	4.1	4.6	3.2	2.6	3.7	7.9
2028	3.7	3.8	4.1	4.8	3.3	2.7	3.8	8.1
5-year average[1]	4.1	4.1	4.4	4.4	3.7	2.9	4.1	8.6
1 The five-year average is calculated over a projected period of 20 quarters from 1Q24 to 4Q28.

Consensus Upside scenario 2Q24–1Q29 (as at 1Q24)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	11.5	(1Q29)	14.2	(1Q29)	21.6	(1Q29)	29.8	(1Q29)	15.0	(1Q29)	9.5	(1Q29)	28.1	(1Q29)	16.6	(1Q29)
Unemployment rate (%, min)[2]	2.8	(2Q25)	3.1	(4Q25)	2.4	(4Q24)	4.8	(1Q26)	5.1	(1Q26)	6.3	(1Q26)	2.0	(1Q26)	2.4	(4Q24)
House price index (%, start-to-peak)[1]	17.4	(1Q29)	26.0	(1Q29)	17.8	(1Q29)	12.8	(1Q29)	21.9	(1Q29)	21.1	(1Q29)	30.0	(1Q29)	28.9	(1Q29)
Inflation rate (YoY % change, min)[3]	0.9	(2Q25)	1.2	(1Q25)	0.6	(1Q25)	(0.5)	(3Q24)	0.9	(1Q25)	1.3	(1Q25)	1.3	(2Q25)	2.5	(2Q25)
Central bank policy rate (%, min)[2]	3.5	(4Q28)	3.5	(3Q27)	4.0	(3Q27)	3.9	(4Q24)	3.0	(3Q27)	2.3	(3Q26)	3.6	(3Q27)	7.3	(3Q25)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

42	HSBC Holdings plc Earnings Release 1Q24

Consensus Upside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-peak)[1]	10.8	(4Q28)	14.3	(4Q28)	21.8	(4Q28)	30.4	(4Q28)	14.9	(4Q28)	10.4	(4Q28)	30.7	(4Q28)	17.8	(4Q28)
Unemployment rate (%, min)[2]	3.1	(4Q24)	3.1	(2Q25)	2.4	(3Q24)	4.8	(4Q25)	5.1	(4Q25)	6.2	(4Q25)	2.0	(4Q25)	2.4	(3Q24)
House price index (%, start-to-peak)[1]	13.0	(4Q28)	21.9	(4Q28)	17.9	(4Q28)	19.7	(4Q28)	21.0	(4Q28)	19.6	(4Q28)	34.2	(4Q28)	30.6	(4Q28)
Inflation rate (YoY % change, min)[3]	1.3	(2Q25)	1.4	(1Q25)	0.3	(4Q24)	0.6	(3Q24)	1.1	(1Q25)	1.5	(3Q24)	1.4	(1Q25)	2.7	(1Q25)
Central bank policy rate (%, min)[2]	3.7	(3Q28)	3.7	(2Q27)	4.1	(1Q27)	4.0	(2Q24)	3.2	(2Q27)	2.6	(2Q26)	3.7	(1Q27)	7.8	(2Q25)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2Q24–1Q29 (as at 1Q24)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(0.7)	(4Q25)	(0.9)	(4Q24)	(1.3)	(2Q25)	(1.3)	(2Q24)	(1.2)	(3Q24)	(0.2)	(4Q24)	0.8	(2Q24)	(0.2)	(1Q25)
Unemployment rate (%, max)[2]	6.3	(4Q25)	5.5	(1Q25)	4.8	(1Q26)	7.0	(1Q26)	7.6	(4Q24)	8.5	(1Q25)	3.7	(1Q26)	4.1	(1Q26)
House price index (%, start-to-trough)[1]	(9.3)	(4Q25)	(1.4)	(1Q25)	(10.4)	(1Q25)	(9.5)	(1Q26)	(10.9)	(2Q25)	(0.5)	(3Q24)	(0.3)	(2Q24)	0.8	(2Q24)
Inflation rate (YoY % change, max)[3]	3.9	(4Q24)	3.2	(1Q25)	3.6	(1Q25)	2.9	(1Q25)	3.0	(2Q24)	3.7	(4Q24)	2.7	(2Q24)	6.1	(1Q25)
Central bank policy rate (%, max)[2]	5.6	(2Q24)	5.7	(2Q24)	6.1	(2Q24)	4.0	(4Q24)	5.9	(2Q24)	4.1	(2Q24)	5.7	(2Q24)	11.8	(4Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2    The highest projected unemployment or policy rate in the scenario.
3    The highest projected year-on-year percentage change in inflation in the scenario.

Consensus Downside scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(1.0)	(2Q25)	(1.4)	(3Q24)	(1.6)	(3Q25)	(1.5)	(1Q24)	(1.7)	(3Q24)	(0.3)	(2Q24)	1.4	(1Q24)	(0.3)	(4Q24)
Unemployment rate (%, max)[2]	6.4	(1Q25)	5.6	(4Q24)	4.7	(4Q25)	6.9	(4Q25)	7.4	(3Q24)	8.5	(4Q24)	3.7	(4Q25)	3.5	(4Q25)
House price index (%, start-to-trough)[1]	(12.0)	(2Q25)	(1.3)	(3Q24)	(9.6)	(4Q24)	(7.1)	(3Q25)	(12.0)	(3Q25)	(1.2)	(3Q24)	0.3	(1Q24)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	4.1	(1Q24)	3.5	(4Q24)	3.8	(3Q24)	3.5	(4Q24)	3.4	(2Q24)	3.8	(2Q24)	3.0	(1Q24)	6.5	(4Q24)
Central bank policy rate (%, max)[2]	5.7	(1Q24)	5.6	(1Q24)	6.0	(1Q24)	4.1	(3Q24)	5.6	(1Q24)	4.2	(1Q24)	5.7	(1Q24)	12.0	(3Q24)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.

Downside 2 scenario 2Q24–1Q29 (as at 1Q24)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.9)	(3Q25)	(4.5)	(2Q25)	(7.8)	(2Q25)	(7.1)	(1Q25)	(5.3)	(3Q25)	(7.4)	(2Q25)	(6.9)	(3Q25)	(8.7)	(4Q25)
Unemployment rate (%, max)[2]	8.2	(4Q25)	9.2	(3Q25)	6.3	(1Q25)	7.1	(1Q26)	11.9	(2Q25)	10.4	(1Q26)	4.6	(4Q24)	5.4	(3Q25)
House price index (%, start-to-trough)[1]	(33.1)	(2Q26)	(17.6)	(1Q25)	(32.8)	(4Q26)	(26.4)	(2Q26)	(39.6)	(3Q25)	(16.0)	(3Q26)	(13.2)	(3Q26)	0.8	(2Q24)
Inflation rate (YoY % change, max)[3]	10.4	(3Q24)	4.6	(4Q24)	4.2	(1Q25)	5.4	(1Q25)	5.1	(4Q24)	8.7	(3Q24)	3.5	(3Q24)	6.5	(1Q25)
Central bank policy rate (%, max)[2]	6.0	(2Q24)	6.0	(2Q24)	6.4	(2Q24)	4.5	(4Q24)	6.0	(2Q24)	5.2	(2Q24)	6.1	(2Q24)	12.6	(4Q24)
1    Cumulative change to the lowest level of the series during the 20-quarter projection.
2     The highest projected unemployment or policy rate in the scenario.
3     The highest projected year-on-year percentage change in inflation in the scenario.

HSBC Holdings plc Earnings Release 1Q24	43

Earnings Release – 1Q24

Downside 2 scenario 2024–2028 (as at 4Q23)
	UK		US		Hong Kong		Mainland China		Canada		France		UAE		Mexico
GDP level (%, start-to-trough)[1]	(8.8)	(2Q25)	(4.6)	(1Q25)	(8.2)	(1Q25)	(6.4)	(1Q25)	(4.8)	(1Q25)	(6.6)	(1Q25)	(4.9)	(2Q25)	(8.1)	(2Q25)
Unemployment rate (%, max)[2]	8.4	(2Q25)	9.3	(2Q25)	6.4	(4Q24)	7.0	(4Q25)	11.9	(1Q25)	10.2	(4Q25)	4.3	(3Q24)	4.9	(2Q25)
House price index (%, start-to-trough)[1]	(30.2)	(4Q25)	(14.7)	(4Q24)	(32.8)	(3Q26)	(25.5)	(4Q25)	(42.7)	(2Q25)	(14.5)	(2Q26)	(2.9)	(4Q25)	1.2	(1Q24)
Inflation rate (YoY % change, max)[3]	10.1	(2Q24)	4.8	(2Q24)	4.1	(3Q24)	4.1	(4Q24)	5.4	(2Q24)	8.6	(2Q24)	3.5	(2Q24)	7.0	(4Q24)
Central bank policy rate (%, max)[2]	6.0	(1Q24)	6.1	(1Q24)	6.4	(1Q24)	4.8	(3Q24)	5.8	(1Q24)	5.2	(1Q24)	6.1	(1Q24)	12.7	(3Q24)
1    Cumulative change to the highest level of the series during the 20-quarter projection.
2    Lowest projected unemployment or policy rate in the scenario.
3    Lowest projected year-on-year percentage change in inflation in the scenario.
The following table describes the probabilities assigned in each scenario.

Scenario weightings, %
	Standard weights	UK	US	Hong Kong	Mainland China	Canada	France	UAE	Mexico
1Q24
Upside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Central	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0
Downside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Downside 2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0

4Q23
Upside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Central	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0	75.0
Downside	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0	10.0
Downside 2	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0	5.0
At 31 March 2024, scenario weights are consistent with those applied at 31 December 2023. The consensus Upside and Central scenarios for all key markets have a combined weighting of 85%, with the remaining 15% assigned to the two downside scenarios. Management assessed that forecast dispersion around the consensus estimate had remained stable and that market measures of volatility had stayed low. Risks were deemed to be adequately reflected in outer scenarios at their calibrated probability.
Management judgemental adjustments
In the context of IFRS 9, management judgemental adjustments are typically short-term increases or decreases to the modelled allowance for ECL at either a customer, segment or portfolio level where management believes allowances do not sufficiently reflect the credit risk/expected credit losses at the reporting date. These can relate to risks or uncertainties that are not reflected in the models and/or to any late-breaking events with significant uncertainty, subject to management review and challenge.
This includes refining model inputs and outputs and using adjustments to ECL based on management judgement and quantitative analysis for impacts that are difficult to model.
The effects of management judgemental adjustments are considered for both balances and allowance for ECL when determining whether or not a significant increase in credit risk has occurred and is allocated to a stage where appropriate. This is in accordance with the internal adjustments framework.
Management judgemental adjustments are reviewed under the governance process for IFRS 9 (as detailed in the section ‘Credit risk management’ on page 183 of the Form 20-F for the year ended 31 December 2023).
Review and challenge focuses on the rationale and quantum of the adjustments with a further review carried out by the second line of defence where significant. For some management judgemental adjustments, internal frameworks establish the conditions under which these adjustments should no longer be required and as such are considered as part of the governance process. This internal governance process allows management judgemental adjustments to be reviewed regularly and, where possible, to reduce the reliance on these through model recalibration or redevelopment, as appropriate.
The drivers of management judgemental adjustments continue to evolve with the economic environment and as new risks emerge.
In addition to management judgemental adjustments there are also ‘Other adjustments’, which are made to address process limitations and data/model deficiencies.
‘Management judgemental adjustments’ and ‘Other adjustments’ constitute the total value of adjustments to modelled allowance for ECL. For the wholesale portfolio, defaulted exposures are assessed individually and management judgemental adjustments are made only to the performing portfolio.
At 31 March 2024, there was a $0.2bn reduction in management judgemental adjustments compared with 31 December 2023.

44	HSBC Holdings plc Earnings Release 1Q24

Management judgemental adjustments made in estimating the scenario-weighted reported allowance for ECL at 31 March 2024 are set out in the following table.

Management judgemental adjustments to ECL at 31 March 2024[1,2]
	Retail	Wholesale[3]	Total
	$bn	$bn	$bn
Modelled ECL (A)[4]	2.7	2.2	4.9
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.2	0.2
Inflation related adjustments	0.1		0.1
Other credit judgements	0.2		0.2
Total management judgemental adjustments (B)[5]	0.3	0.2	0.5
Other adjustments (C)[6]	(0.1)	0.0	(0.1)
Final ECL (A + B + C)[7]	2.9	2.3	5.2

Management judgemental adjustments to ECL at 31 December 2023[1,2]
	Retail	Wholesale[3]	Total
	$bn	$bn	$bn
Modelled ECL (A)[4]	2.6	2.4	5.0
Banks, sovereigns, government entities and low-risk counterparties		0.0	0.0
Corporate lending adjustments		0.1	0.1
Inflation-related adjustments	0.1		0.1
Other credit judgements	0.5		0.5
Total management judgemental adjustments (B)[5]	0.6	0.1	0.7
Other adjustments (C)[6]	0.0	0.0	0.0
Final ECL (A + B + C)[7]	3.2	2.5	5.7
1    Management judgemental adjustments presented in the table reflect increases or (decreases) to allowance for ECL, respectively.
2 31 March 2024 excludes the Canada banking business, the sale of which completed on 28 March 2024. 31 December 2023 includes the Canada banking business. 31 March 2024 includes the retained portfolio following the sale of retail banking operations in France, which completed on 1 January 2024. 31 December 2023 includes all France retail banking operations.
3 The wholesale portfolio corresponds to adjustments to the performing portfolio (stage 1 and stage 2).
4 (A) refers to probability-weighted allowance for ECL before any adjustments are applied.
5 (B) refers to adjustments that are applied where management believes allowance for ECL does not sufficiently reflect the credit risk/expected credit losses of any given portfolio at the reporting date. These can relate to risks or uncertainties that are not reflected in the model and/or to any late-breaking events.
6 (C) refers to adjustments to allowance for ECL made to address process limitations and data/model deficiencies.
7 As presented within our internal credit risk governance (see page 183 of the Form 20-F for the year ended 31 December 2023).
At 31 March 2024, wholesale management judgemental adjustments were an increase to allowance for ECL of $0.2bn (31 December 2023: $0.1bn increase), mostly to reflect heightened uncertainty in specific sectors and geographies, including adjustments to exposures to the real estate sectors in mainland China, Hong Kong, the UK and the US.
In the retail portfolio, management judgemental adjustments were an increase to modelled ECL of $0.3bn at 31 March 2024 (31 December 2023: $0.6bn increase). Other credit judgements increased allowance for ECL by $0.2bn (31 December 2023: $0.5bn). These adjustments were primarily to capture the remaining potential delayed impact of economic scenarios on unsecured portfolio defaults in the UK and unemployment uncertainty. The decrease in management judgemental adjustments to allowances compared with 31 December 2023 was primarily attributed to the UK where performance continued to remain resilient and adjustments were recalibrated to consider restatements of historical unemployment levels and Mexico where modelled ECL increases were offset by reduced levels of adjustments. Inflation-related adjustments were broadly unchanged compared with 31 December 2023.
Economic scenarios sensitivity analysis of ECL estimates
Management considered the sensitivity of the ECL outcome against the economic forecasts as part of the ECL governance process by recalculating the ECL under each scenario described above for selected portfolios, applying a 100% weighting to each scenario in turn. The weighting is reflected in both the determination of a significant increase in credit risk and the measurement of the resulting ECL.
The ECL calculated for the Upside and Downside scenarios should not be taken to represent the upper and lower limits of possible ECL outcomes. The impact of defaults that might occur in the future under different economic scenarios is captured by recalculating ECL for loans at the balance sheet date.
There is a particularly high degree of estimation uncertainty in numbers representing more severe risk scenarios when assigned a 100% weighting.
For wholesale credit risk exposures, the sensitivity analysis excludes allowance for ECL and financial instruments related to defaulted (stage 3) obligors. The measurement of stage 3 ECL is relatively more sensitive to credit factors specific to the obligor than future economic scenarios, and therefore the effect of macroeconomic factors are not necessarily the key consideration when performing individual assessments of ECL for obligors in default. Loans to defaulted obligors are a small portion of the overall wholesale lending exposure, even if representing the majority of the allowance for ECL. Due to the range and specificity of the credit factors to which the ECL is sensitive, it is not possible to provide a meaningful alternative sensitivity analysis for a consistent set of risks across all defaulted obligors.
For retail credit risk exposures, the sensitivity analysis includes ECL allowance for loans and advances to customers related to defaulted obligors. This is because the retail ECL allowance for secured mortgage portfolios including loans in all stages is sensitive to macroeconomic variables.

HSBC Holdings plc Earnings Release 1Q24	45

Earnings Release – 1Q24

Group ECL sensitivity results
The allowance for ECL of the scenarios and management judgemental adjustments is highly sensitive to movements in economic forecasts. If the Group allowance for ECL balance was estimated solely on the basis of the Central scenario, Downside scenario or the Downside 2 scenario at 31 March 2024, it would increase/(decrease) as presented in the below table.

	Retail	Wholesale[1]
Total Group ECL at 31 March 2024[2,3]	$bn	$bn
Reported ECL	2.7	2.3
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.6)	(0.6)
100% consensus Downside scenario	0.4	0.7
100% Downside 2 scenario	2.2	4.1

Total Group ECL at 31 December 2023[2,3]
Reported ECL	3.0	2.5
Scenarios
100% consensus Central scenario	(0.1)	(0.2)
100% consensus Upside scenario	(0.5)	(0.7)
100% consensus Downside scenario	0.4	0.8
100% Downside 2 scenario	2.1	4.5
1    Includes low credit-risk financial instruments, such as debt instruments at FVOCI, which have high carrying values but low ECL under all the scenarios.
2    ECL sensitivities exclude portfolios utilising less complex modelling approaches for the retail portfolio and excludes defaulted obligors for the wholesale portfolio.
3    31 March 2024 excludes the Canada banking business, the sale of which completed on 28 March 2024. 31 December 2023 includes the Canada banking business. 31 March 2024 includes the retained portfolio following the sale of retail banking operations in France, which completed on 1 January 2024. 31 December 2023 includes all France retail banking operations.
At 31 March 2024, the Group allowance for ECL, subject to this sensitivity analysis, decreased by $0.3bn in the retail portfolio and decreased by $0.2bn in the wholesale portfolio, compared with 31 December 2023.
In both the retail and wholesale portfolios, the reduction in sensitivity since 31 December 2023 was primarily a result of the sale of our Canada banking business and sale of our retail banking operations in France during the first quarter of 2024.
Personal lending

Total personal lending for loans and advances to customers at amortised cost by stage distribution
	Gross carrying amount				Allowance for ECL
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	147,267	33,998	1,204	182,469	(136)	(442)	(252)	(830)
HSBC Bank plc[1]	23,236	1,404	402	25,042	(24)	(28)	(112)	(164)
The Hongkong and Shanghai Banking Corporation Limited	189,526	6,812	1,039	197,377	(172)	(375)	(163)	(710)
HSBC Bank Middle East Limited	3,288	384	55	3,727	(17)	(33)	(35)	(85)
HSBC North America Holdings Inc.	18,605	530	336	19,471	(5)	(12)	(15)	(32)
Grupo Financiero HSBC, S.A. de C.V.	13,306	1,580	558	15,444	(248)	(434)	(280)	(962)
Other trading entities[1]	727	30	3	760	(5)	(1)	(2)	(8)
At 31 Mar 2024	395,955	44,738	3,597	444,290	(607)	(1,325)	(859)	(2,791)

By legal entity
HSBC UK Bank plc	146,354	35,190	1,218	182,762	(152)	(490)	(255)	(897)
HSBC Bank plc	14,598	1,747	273	16,618	(24)	(22)	(91)	(137)
The Hongkong and Shanghai Banking Corporation Limited	191,382	7,741	948	200,071	(165)	(402)	(162)	(729)
HSBC Bank Middle East Limited	3,335	397	47	3,779	(19)	(33)	(36)	(88)
HSBC North America Holdings Inc.	18,096	553	364	19,013	(5)	(14)	(16)	(35)
Grupo Financiero HSBC, S.A. de C.V.	12,717	1,740	536	14,993	(197)	(463)	(273)	(933)
Other trading entities	10,052	115	119	10,286	(17)	(10)	(21)	(48)
At 31 Dec 2023	396,534	47,483	3,505	447,522	(579)	(1,434)	(854)	(2,867)
1 At 31 December 2023, Other trading entities included gross carrying amount of $9,079m and allowances for ECL of $23m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.

46	HSBC Holdings plc Earnings Release 1Q24

Wholesale lending

Total wholesale lending for loans and advances to banks and customers at amortised cost by stage distribution
	Gross carrying amount					Allowance for ECL
	Stage 1	Stage 2	Stage 3	POCI	Total	Stage 1	Stage 2	Stage 3	POCI	Total
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
By legal entity
HSBC UK Bank plc	76,165	15,269	3,689	—	95,123	(220)	(395)	(643)	—	(1,258)
HSBC Bank plc[1]	97,222	8,779	2,758	40	108,799	(68)	(128)	(1,043)	(7)	(1,246)
The Hongkong and Shanghai Banking Corporation Limited	285,936	33,144	9,087	38	328,205	(168)	(699)	(3,437)	(20)	(4,324)
HSBC Bank Middle East Limited	25,215	1,491	895	3	27,604	(13)	(8)	(584)	(2)	(607)
HSBC North America Holdings Inc.	31,705	4,653	587	—	36,945	(30)	(122)	(131)	—	(283)
Grupo Financiero HSBC, S.A. de C.V.	14,338	1,244	315	—	15,897	(23)	(49)	(191)	—	(263)
Other trading entities[1]	7,482	789	327	—	8,598	(10)	(7)	(158)	—	(175)
Holding companies, shared service centres and intra-Group eliminations	67	1	—	—	68	—	(1)	—	—	(1)
At 31 Mar 2024	538,130	65,370	17,658	81	621,239	(532)	(1,409)	(6,187)	(29)	(8,157)

By legal entity
HSBC UK Bank plc	76,793	18,735	3,769	—	99,297	(213)	(474)	(593)	—	(1,280)
HSBC Bank plc	82,025	8,452	2,673	40	93,190	(69)	(138)	(1,035)	(7)	(1,249)
The Hongkong and Shanghai Banking Corporation Limited	287,876	37,402	7,077	38	332,393	(185)	(696)	(3,349)	(21)	(4,251)
HSBC Bank Middle East Limited	21,927	1,598	894	3	24,422	(17)	(11)	(571)	(2)	(601)
HSBC North America Holdings Inc.	30,797	5,712	583	—	37,092	(24)	(145)	(127)	—	(296)
Grupo Financiero HSBC, S.A. de C.V.	13,714	1,186	382	—	15,282	(39)	(56)	(231)	—	(326)
Other trading entities	11,164	1,739	392	—	13,295	(14)	(13)	(192)	—	(219)
Holding companies, shared service centres and intra-Group eliminations	33	—	—	—	33	—	—	—	—	—
At 31 Dec 2023	524,329	74,824	15,770	81	615,004	(561)	(1,533)	(6,098)	(30)	(8,222)
1 At 31 December 2023, Other trading entities included gross carrying amount of $1,792m and allowances for ECL of $1m related to Private Banking entities that were reclassified to HSBC Bank plc to continue the process of simplifying our structure.
Commercial real estate
The following table presents the Group’s exposure to borrowers classified in the commercial real estate sector where the ultimate parent is based in mainland China, as well as all commercial real estate exposures booked on mainland China balance sheets. The exposures and allowances for ECL at 31 March 2024 are split by country/territory and credit quality. Additionally, allowances for ECL are split by stage.

Mainland China commercial real estate
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	5,429	4,711	441	10,581
Guarantees issued and others[2]	77	65	8	150
Total mainland China commercial real estate exposure at 31 Mar 2024	5,506	4,776	449	10,731

Distribution of mainland China commercial real estate exposure by credit quality
Strong	363	1,915	113	2,391
Good	622	886	—	1,508
Satisfactory	508	1,405	152	2,065
Sub-standard	1,190	205	166	1,561
Credit impaired	2,823	365	18	3,206
At 31 Mar 2024	5,506	4,776	449	10,731

Allowance for ECL by credit quality
Strong	—	(5)	—	(5)
Good	—	(4)	—	(4)
Satisfactory	—	(23)	—	(23)
Sub-standard	(77)	(31)	(15)	(123)
Credit impaired	(1,713)	(188)	(6)	(1,907)
At 31 Mar 2024	(1,790)	(251)	(21)	(2,062)

Allowance for ECL by stage distribution
Stage 1	—	(11)	—	(11)
Stage 2	(77)	(52)	(15)	(144)
Stage 3	(1,713)	(188)	(6)	(1,907)
At 31 Mar 2024	(1,790)	(251)	(21)	(2,062)
ECL coverage %	32.5	5.3	4.7	19.2
1 Amounts represent gross carrying amount.
2 Amounts represent nominal amount for guarantees and other contingent liabilities.

HSBC Holdings plc Earnings Release 1Q24	47

Earnings Release – 1Q24

Mainland China commercial real estate (continued)
	Hong Kong	Mainland China	Rest of the Group	Total
	$m	$m	$m	$m
Loans and advances to customers[1]	6,033	4,917	839	11,789
Guarantees issued and others[2]	255	66	37	358
Total mainland China commercial real estate exposure at 31 Dec 2023	6,288	4,983	876	12,147

Distribution of mainland China commercial real estate exposure by credit quality
Strong	781	1,723	6	2,510
Good	604	953	421	1,978
Satisfactory	679	1,704	261	2,644
Sub-standard	1,298	327	188	1,813
Credit impaired	2,926	276	—	3,202
At 31 Dec 2023	6,288	4,983	876	12,147

Allowance for ECL by credit quality
Strong	—	(3)	—	(3)
Good	—	(5)	(1)	(6)
Satisfactory	(3)	(27)	—	(30)
Sub-standard	(66)	(87)	(16)	(169)
Credit impaired	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)

Allowance for ECL by stage distribution
Stage 1	—	(10)	—	(10)
Stage 2	(69)	(112)	(17)	(198)
Stage 3	(1,726)	(125)	—	(1,851)
At 31 Dec 2023	(1,795)	(247)	(17)	(2,059)
ECL coverage %	28.5	5.0	1.9	17.0
1 Amounts represent gross carrying amount.
2 Amounts represent nominal amount for guarantees and other contingent liabilities.
Commercial real estate financing refers to lending that focuses on commercial development and investment in real estate and covers commercial, residential and industrial assets. The exposures in the table are related to companies whose primary activities are focused on these activities. The table also includes financing provided to a corporate or financial entity for the purchase or financing of a property that supports the overall operations of the business. Such exposures are outside of our normal definition of commercial real estate, as applied elsewhere in this report, but are provided here for a more comprehensive view of our mainland China property exposure.
The table above shows 56% ($6bn) of total exposure with a credit quality of ’satisfactory’ or above, which was lower in proportion compared with 31 December 2023 (59%, $7.1bn). Total ‘credit impaired’ exposures increased to 30% ($3.2bn) (31 December 2023: 26%, $3.2bn), reflecting sustained stress in the China commercial real estate market, including weakness in both property market fundamentals and financing conditions for borrowers operating in this sector.
Allowances for ECL are substantially against unsecured exposures. For secured exposures, allowances for ECL are minimal, reflecting the nature and value of the security held.
Facilities booked in Hong Kong continued to represent the largest proportion of mainland China commercial real estate exposures, although total exposures reduced to $5.5bn, down $0.8bn since 31 December 2023, as a result of de-risking measures, repayments and write-offs. This portfolio remains relatively higher risk, with 27% (31 December 2023: 33%) of exposure booked with a credit quality of ‘satisfactory’ or above and 51% ‘credit impaired’ (31 December 2023: 47%).
At 31 March 2024, the Group had allowances for ECL of $1.8bn (31 December 2023: $1.8bn) held against commercial real estate exposures to companies whose ultimate parent is based in mainland China, which are booked in Hong Kong. ECL coverage increased to 32.5% (31 December 2023: 28.5%), reflecting repayments during the quarter.
Approximately 45% of the unimpaired exposure in the Hong Kong portfolio is lending to state-owned enterprises and relatively strong private-owned enterprises. This is reflected in the relatively low allowance for ECL in this part of the portfolio.
Market conditions remain subdued as a result of weak sentiment and residential property transaction levels. While this is likely to continue in the near term, the property sector is expected to stabilise during the course of 2024, underpinned by a recovery in contracted sales once government policies have started to take effect. However, the divergence between privately-owned enterprises and state-owned enterprises is likely to continue, with state-owned enterprises achieving above-market sales, and benefiting from market share gains and better access to funding.
The Group has additional exposures to mainland China commercial real estate as a result of lending to multinational corporates booked outside of mainland China, which is not incorporated in the table above.

48	HSBC Holdings plc Earnings Release 1Q24

Capital risk
Capital overview

Capital adequacy metrics
	At
	31 Mar	31 Dec
	2024	2023
Risk-weighted assets (‘RWAs‘) ($bn)
Credit risk	663.6	683.9
Counterparty credit	36.7	35.5
Market risk	36.6	37.5
Operational risk	95.7	97.2
Total risk-weighted assets	832.6	854.1
Capital on a transitional basis ($bn)
Common equity tier 1 (‘CET1’) capital	126.3	126.5
Tier 1 capital	144.1	144.2
Total capital	172.5	171.2
Capital ratios on a transitional basis (%)
Common equity tier 1 ratio	15.2	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.7	20.0
Capital on an end point basis ($bn)
Common equity tier 1 (‘CET1’) capital	126.3	126.5
Tier 1 capital	144.1	144.2
Total capital	168.5	167.1
Capital ratios on an end point basis (%)
Common equity tier 1 ratio	15.2	14.8
Tier 1 ratio	17.3	16.9
Total capital ratio	20.2	19.6
Liquidity coverage ratio (‘LCR’)
Total high-quality liquid assets ($bn)	645.8	647.5
Total net cash outflow ($bn)	473.8	477.1
LCR (%)	136	136
References to EU regulations and directives (including technical standards) should, as applicable, be read as references to the UK’s version of such regulation or directive, as onshored into UK law under the European Union (Withdrawal) Act 2018, and as may be subsequently amended under UK law.
Capital figures and ratios in the previous table are calculated in accordance with the regulatory requirements of the Capital Requirements Regulation and Directive, the CRR II regulation and the Prudential Regulation Authority UK (’PRA’) Rulebook (’CRR II’). The table presents them under the transitional arrangements in CRR II for capital instruments and after their expiry, known as the end point.
The liquidity coverage ratio is based on the average value of the preceding 12 months.
Regulatory numbers and ratios are as presented at the date of reporting. Small changes may exist between these numbers and ratios and those subsequently submitted in regulatory filings. Where differences are significant, we may restate in subsequent periods.
Capital
At 31 March 2024, our CET1 capital ratio increased to 15.2% from 14.8% at 31 December 2023, reflecting a decrease in RWAs of $21.5bn, and a decline in CET1 capital of $0.2bn.
The key drivers impacting the CET1 ratio were:
–a 0.7 percentage point increase from strategic transactions, including the gain on disposal of our Canada banking business adjusted for the $0.21 per share special dividend, the RWA reduction from our disposals in France and Canada, which was partially offset by the impairment loss following the held for sale classification of our business in Argentina;
–a 0.2 percentage point increase from capital generation, mainly through regulatory profits less dividends, adjusted for the share buy-back announced at our 2023 year end results;
–a 0.4 percentage point decrease was driven by higher underlying RWAs, excluding the reduction from our disposals in France and Canada; and
–a 0.2 percentage point decrease from the adverse impact of foreign exchange fluctuations and an increase in regulatory deductions.
Our Pillar 2A requirement at 31 March 2024, as per the PRA’s Individual Capital Requirement based on a point-in-time assessment, was equivalent to 2.6% of RWAs, of which 1.5% was required to be met by CET1. Throughout 1Q24, we complied with the PRA’s regulatory capital adequacy requirement.

HSBC Holdings plc Earnings Release 1Q24	49

Earnings Release – 1Q24

Leverage

Leverage ratio[1]
	At
	31 Mar	31 Dec
	2024	2023
	$bn	$bn
Tier 1 capital (leverage)	144.1	144.2
Total leverage ratio exposure	2,528.0	2,574.8
	%	%
Leverage ratio	5.7	5.6
1    Leverage ratio calculation is in line with the PRA’s UK leverage rules. This includes IFRS 9 transitional arrangement and excludes central bank claims.
Our leverage ratio was 5.7% at 31 March 2024, up from 5.6% at 31 December 2023. The reduction in the leverage exposures led to a rise of 0.1 percentage point in the leverage ratio, primarily due to a decline in the balance sheet. The decline in the balance sheet was mainly driven by the completion of the sale of our banking business in Canada and the sale of our retail banking operations in France.
At 31 March 2024, our UK minimum leverage ratio requirement of 3.25% was supplemented by a leverage ratio buffer of 1.0%, which consists of an additional leverage ratio buffer of 0.7% and a countercyclical leverage ratio buffer of 0.3%. These buffers translated into capital values of $17.7bn and $7.6bn, respectively. We exceeded these leverage requirements throughout 1Q24.

Risk-weighted assets

RWAs by global business
	WPB	CMB	GBM	Corporate Centre	Total RWAs
	$bn	$bn	$bn	$bn	$bn
Credit risk	146.3	303.5	130.6	83.2	663.6
Counterparty credit risk	1.2	0.9	32.5	2.1	36.7
Market risk	1.3	1.0	27.4	6.9	36.6
Operational risk	33.4	32.4	32.2	(2.3)	95.7
At 31 Mar 2024	182.2	337.8	222.7	89.9	832.6
At 31 Dec 2023	192.9	354.5	218.5	88.2	854.1

RWAs by legal entities[1]
	HSBC UK Bank plc	HSBC Bank plc	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada[3]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	110.7	75.8	318.9	18.2	61.2	—	26.7	43.2	8.9	663.6
Counterparty credit risk	0.2	18.2	9.5	0.6	3.2	—	0.8	4.2	—	36.7
Market risk[2]	0.1	25.8	27.2	2.4	3.7	0.5	0.7	1.6	3.1	36.6
Operational risk	17.8	18.0	46.1	3.7	7.2	3.4	5.3	5.2	(11.0)	95.7
At 31 Mar 2024	128.8	137.8	401.7	24.9	75.3	3.9	33.5	54.2	1.0	832.6
At 31 Dec 2023	129.2	131.5	396.7	24.3	72.2	31.9	32.6	59.6	6.7	854.1
1    Balances are on a third-party Group consolidated basis.
2    Market risk RWAs are non-additive across the legal entities due to diversification effects within the Group.
3    The remaining RWA balance in HSBC Bank Canada results from averaging and will roll off over future reporting cycles.

RWA movement by global business by key driver
	Credit risk, counterparty credit risk and operational risk				Market risk	Total RWAs
	WPB	CMB	GBM	Corporate Centre
	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	191.6	353.5	196.3	75.2	37.5	854.1
Asset size	0.1	0.2	4.2	5.2	4.7	14.4
Asset quality	0.6	6.2	0.5	—	—	7.3
Model updates	—	—	—	—	—	—
Methodology and policy	(1.8)	1.2	(0.7)	3.2	—	1.9
Acquisitions and disposals	(7.3)	(20.4)	(2.6)	(0.3)	(5.6)	(36.2)
Foreign exchange movements[1]	(2.3)	(3.9)	(2.4)	(0.3)	—	(8.9)
Total RWA movement	(10.7)	(16.7)	(1.0)	7.8	(0.9)	(21.5)
RWAs at 31 Mar 2024	180.9	336.8	195.3	83.0	36.6	832.6
1 Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies.

50	HSBC Holdings plc Earnings Release 1Q24

RWA movement by legal entities by key driver[1]
	Credit risk, counterparty credit risk and operational risk
	HSBC UK Bank plc	HSBC Bank plc[3]	The Hongkong and Shanghai Banking Corporation Limited	HSBC Bank Middle East Limited	HSBC North America Holdings Inc	HSBC Bank Canada[4]	Grupo Financiero HSBC, S.A. de C.V.	Other trading entities	Holding companies, shared service centres and intra-Group eliminations	Market risk[5]	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2024	129.0	108.8	369.3	21.5	69.6	31.1	31.9	58.0	(2.6)	37.5	854.1
Asset size	0.4	2.9	1.4	0.6	0.8	—	0.4	2.8	0.4	4.7	14.4
Asset quality	(0.2)	0.1	6.7	—	1.0	—	—	(0.3)	—	—	7.3
Model updates	—	—	—	—	—	—	—	—	—	—	—
Methodology and policy	0.7	5.2	(0.2)	0.5	0.2	—	—	(4.6)	0.1	—	1.9
Acquisitions and disposals	—	(3.5)	—	—	—	(27.1)	—	—	—	(5.6)	(36.2)
Foreign exchange movements[2]	(1.2)	(1.5)	(2.7)	(0.1)	—	(0.6)	0.5	(3.3)	—	—	(8.9)
Total RWA movement	(0.3)	3.2	5.2	1.0	2.0	(27.7)	0.9	(5.4)	0.5	(0.9)	(21.5)
RWAs at 31 Mar 2024	128.7	112.0	374.5	22.5	71.6	3.4	32.8	52.6	(2.1)	36.6	832.6
1    Balances are on a third-party Group consolidated basis.
2    Credit risk foreign exchange movements in this disclosure are computed by retranslating RWAs into US dollars based on the underlying transactional currencies.
3    Asset size movement includes a temporary RWA increase from the sale proceeds of our Canada banking business.
4    The remaining RWA balance in HSBC Bank Canada results from averaging and will roll off over future reporting cycles.
5    Market risk includes HSBC Bank Canada RWAs of $0.5bn, resulting from value at risk calculations which are expected to roll off in 2Q24.
RWAs fell by $21.5bn during 1Q24, including a decrease of $8.9bn due to foreign currency translation differences. The remaining $12.6bn reduction in RWAs was predominantly attributed to the impact of the disposals of our France retail banking operations and Canada banking business, which was partly offset by asset size and asset quality movements.
Asset size
Corporate Centre RWAs increased by $5.2bn, which was largely driven by higher securities financing exposures in counterparty credit risk, a temporary RWA increase from the sale proceeds of our Canada banking business and a rise in SAB corporate exposures.
The $4.7bn increase in market risk RWAs was mainly attributed to a rise in value at risk driven by heightened market volatility.
GBM RWAs increased by $4.2bn, primarily due to a rise in corporate exposures, mainly in HSBC Bank plc and higher sovereign exposures in Mexico. Further RWA increase was largely attributed to higher securities financing exposures in counterparty credit risk, notably in Asia and HSBC Bank plc.
CMB RWAs rose by $0.2bn due to an increase in corporate lending, mainly in HSBC Bank plc, Argentina, Mexico and North America, which was largely offset by a fall in Asia.
WPB RWAs increased by $0.1bn, mainly due to movements in mortgage portfolio across our main legal entities.
Asset quality
The $7.3bn rise in RWAs was mainly due to unfavourable credit risk rating migrations and portfolio mix changes in CMB in Asia.
Methodology and policy
Methodology changes and credit risk parameter refinements mainly in HSBC Bank plc and the Middle East led to the RWA increase of $1.9bn. This includes the retained portfolio of our France retail banking operations, transferred from WPB to Corporate Centre.
Acquisitions and disposals
RWAs decreased by $36.2bn due to disposals completing in the period – primarily the disposal of our banking business in Canada, amounting to $32.7bn including the impact from the foreign exchange hedges for the Canada sale proceeds, and the sale of our retail banking operations in France.
Regulatory and other developments
The PRA is expected to release their near final draft of the remaining parts of Basel 3.1 in 2Q24, however in preparation we are assessing the impact of the Basel 3.1 UK consultation paper released in November 2022 and the associated implementation challenges (including data provision) on our RWAs upon initial implementation, which is expected to be 1 July 2025. The RWA output floor under Basel 3.1 is proposed to be subject to a four-and-a-half-year transitional provision. Any impact from the output floor is expected to be towards the end of the transition period.
The work by Basel on climate-related financial risks across all three pillars of regulation, supervision and disclosure is ongoing. The initial work by Basel concluded that climate risk drivers, including physical and transition risks, can be captured in traditional financial risk categories such as credit, market, operational and liquidity risks. As part of its wider efforts to improve ESG risk coverage, Basel published a consultation paper in November 2023 on a Pillar 3 disclosures framework for climate-related financial risks with a proposed effective date of 1 January 2026.
Legal proceedings and regulatory matters
As disclosed on page 446 of the Form 20-F for the year ended 31 December 2023, in December 2023, the Korean Securities and Futures Commission fined The Hongkong and Shanghai Banking Corporation Limited in connection with trades carried out in breach of Korean short selling rules and referred the case to the Korean Prosecutors’ Office for investigation. In March 2024, the Korean Prosecutors’ Office issued a criminal indictment against The Hongkong and Shanghai Banking Corporation Limited and three current and former employees. The Hongkong and Shanghai Banking Corporation Limited will defend the action. There are many factors that may affect the range of outcomes of this matter which could be significant.

HSBC Holdings plc Earnings Release 1Q24	51

Earnings Release – 1Q24

Regulatory transitional arrangements for IFRS 9 ‘Financial Instruments‘
We have adopted the regulatory transitional arrangements of the Capital Requirements Regulation for IFRS 9, including paragraph four of article 473a. These allow banks to add back to their capital base a proportion of the impact that IFRS 9 has upon their loan loss allowances. Our capital and ratios are presented under these arrangements throughout the tables in this section, including the end point figures.
For further details, see our Pillar 3 Disclosures at 31 March 2024, which is expected to be published on or around 8 May 2024 at www.hsbc.com/investors.

Additional information

Dividends
Fourth interim dividend for 2023
On 21 February 2024, the Directors approved a fourth interim dividend for 2023 of $0.31 per ordinary share, which was paid on 25 April 2024 in cash. The sterling and Hong Kong dollar amounts of approximately £0.248286 and HK$2.426355 were calculated using the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 15 April 2024.
First interim dividend for 2024 and special dividend
On 30 April 2024, the Directors approved a first interim dividend in respect of the financial year ended 31 December 2024 of $0.10 per ordinary share, a distribution of approximately $1.88bn. The Directors also approved a special dividend of $0.21 per ordinary share arising from the proceeds of the sale of the HSBC banking business in Canada to Royal Bank of Canada which completed on 28 March 2024, a distribution of approximately $3.95bn. The combined dividend of $0.31 per ordinary share (the ’dividend’) will be payable on 21 June 2024 to holders of record on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 10 May 2024.
The dividend will be payable in US dollars, or in pounds sterling or Hong Kong dollars at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 June 2024. The ordinary shares in London, Hong Kong and Bermuda, and American Depositary Shares (‘ADSs’) in New York will be quoted ex-dividend on 9 May 2024.
The default currency on the Principal Register in the UK is pounds sterling, and dividends can also be paid in Hong Kong dollars or US dollars, or a combination of these currencies. International shareholders can register to join the Global Dividend Service to receive dividends in their local currencies. Please register and read the terms and conditions at www.investorcentre.co.uk. UK shareholders can also register their sterling bank mandates at www.investorcentre.co.uk.
The default currency on the Hong Kong Overseas Branch Register is Hong Kong dollars, and dividends can also be paid in US dollars or pounds sterling, or a combination of these currencies. Shareholders can arrange for direct credit of Hong Kong dollar cash dividends into their bank account, or arrange to send US dollar or pound sterling cheques to the credit of their bank account. Shareholders can register for these services at www.investorcentre.com/hk. Shareholders can also download a dividend currency election form from www.hsbc.com/dividends, www.investorcentre.com/hk, or www.hkexnews.hk.
The default currency on the Bermuda Overseas Branch Register is US dollars, and dividends can also be paid in Hong Kong dollars or pounds sterling, or a combination of these currencies. Shareholders can change their dividend currency election by contacting the Bermuda investor relations team. Shareholders can download a dividend currency election form from www.hsbc.com/dividends.
Changes to currency elections must be received by 6 June 2024 to be effective for this dividend.
The dividend will be payable on ADSs, each of which represents five ordinary shares, on 21 June 2024 to holders of record on 10 May 2024. The dividend of $1.55 per ADS will be payable by the depositary in US dollars. Alternatively, the cash dividend may be invested in additional ADSs by participants in the dividend reinvestment plan operated by the depositary. Elections must be received by 31 May 2024.
Any person who has acquired ordinary shares registered on the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register but who has not lodged the share transfer with the Principal Registrar in the UK, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 10 May 2024 in order to receive the dividend.
Ordinary shares may not be removed from or transferred to the Principal Register in the UK, the Hong Kong Overseas Branch Register or the Bermuda Overseas Branch Register on 10 May 2024. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 9 May 2024.
Transfers of ADSs must be lodged with the depositary by 11.00am on 10 May 2024 in order to receive the dividend. ADS holders who receive a cash dividend will be charged a fee, which will be deducted by the depositary, of $0.005 per ADS per cash dividend.

52	HSBC Holdings plc Earnings Release 1Q24

Dividend on preference shares
A quarterly dividend of £0.01 per Series A sterling preference share is payable on 15 March, 17 June, 16 September and 16 December 2024 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has approved a quarterly dividend to be payable on 17 June 2024 to holders of record on 31 May 2024.

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Mark Edward Tucker*, Geraldine Joyce Buckingham†, Rachel Duan†, Georges Bahjat Elhedery, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson†, David Thomas Nish†, Noel Paul Quinn and Swee Lian Teo†.
*    Non-executive Group Chairman
†    Independent non-executive Director
Investor relations/media relations contacts

For further information contact:

Investor relations	Media relations
UK – Neil Sankoff	UK – Gillian James
Telephone: +44 (0) 20 7991 5072	Telephone: +44 (0)7584 404 238
Email: investorrelations@hsbc.com	Email: pressoffice@hsbc.com

Hong Kong – Yafei Tian	UK – Kirsten Smart
Telephone: +852 2899 8909	Telephone: +44 (0)7725 733 311
Email: investorrelations@hsbc.com.hk	Email: pressoffice@hsbc.com

Hong Kong – Aman Ullah
Telephone: +852 3941 1120
Email: aspmediarelations@hsbc.com.hk

HSBC Holdings plc Earnings Release 1Q24	53

Earnings Release – 1Q24

Abbreviations

1Q23	First quarter of 2023
1Q24	First quarter of 2024
2Q24	Second quarter of 2024
4Q23	Fourth quarter of 2023
ADR	American Depositary Receipt
ADS	American Depositary Share
AIBL	Average interest-bearing liabilities
AIEA	Average interest-earning assets
Banking NII	Banking net interest income
Basel III	Basel Committee’s reforms to strengthen global capital and liquidity rules
Basel 3.1	Outstanding measures to be implemented from the Basel III reforms
BoCom	Bank of Communications Co., Limited, one of China‘s largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CODM	Chief Operating Decision Maker
Corporate Centre	Corporate Centre comprises Central Treasury, our legacy businesses, interests in our associates and joint ventures, central stewardship costs and consolidation adjustments
CSM	Contractual service margin
EBA	European Banking Authority
ECL	Expected credit losses. In the income statement, ECL is recorded as a change in expected credit losses and other credit impairment charges. In the balance sheet, ECL is recorded as an allowance for financial instruments to which only the impairment requirements in
IFRS 9 are applied
ESG	Environmental, social and governance
EU	European Union
FDIC	Federal Deposit Insurance Corporation
FTE	Full-time equivalent staff
FVOCI	Fair value through other comprehensive income
FX	Foreign exchange
GAAP	Generally accepted accounting principles
GBM	Global Banking and Markets, a global business
GDP	Gross domestic product
GEC	Group Executive Committee
GMT	Pillar 2 Global Minimum Tax
GPS	Global Payments Solutions, the business formerly known as Global Liquidity and Cash Management
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
Hong Kong	Hong Kong Special Administrative Region of the People’s Republic of China
HSBC	HSBC Holdings together with its subsidiary undertakings
HSBC Bank plc	HSBC Bank plc, also known as the non-ring-fenced bank
HSBC Holdings	HSBC Holdings plc, the parent company of HSBC
HSBC UK	HSBC UK Bank plc, also known as the ring-fenced bank
IAS	International Accounting Standards
Ibor	Interbank offered rate
IFRSs	International Financial Reporting Standards
IVB	HSBC Innovation Banking
JV	Joint venture
LCR	Liquidity coverage ratio
Long term	For our financial targets, we define long term as five to six years, commencing 1 January 2024
Mainland China	People’s Republic of China excluding Hong Kong and Macau
Medium term	For our financial targets, we define medium term as three to four years, commencing 1 January 2024
MENAT	Middle East, North Africa and Türkiye
MSS	Markets and Securities Services, HSBC’s capital markets and securities services businesses in Global Banking and Markets
Net operating income	Net operating income before change in expected credit losses and other credit impairment charges, also referred to as revenue
NII	Net interest income
NIM	Net interest margin
ONS	Office for National Statistics
POCI	Purchased or originated credit-impaired financial assets
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before ECL
RoE	Return on average ordinary shareholders’ equity
RoTE	Return on average tangible equity
RWA	Risk-weighted asset
SAB	Saudi Awwal Bank, which was formed from the merger between The Saudi British Bank and Alawwal Bank
SVB UK	Silicon Valley Bank UK Limited, now HSBC Innovation Bank Limited
UAE	United Arab Emirates
UK	United Kingdom
US	United States of America
WPB	Wealth and Personal Banking, a global business
$m/$bn/$tn	United States dollar millions/billions/trillions. We report in US dollars

54	HSBC Holdings plc Earnings Release 1Q24

Registered office and Group head office: 8 Canada Square, London, E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered number 617987

Paste the following link into your web browser, to view the associated Data Pack PDF document.
http://www.rns-pdf.londonstockexchange.com/rns/4963M_1-2024-4-29.pdf

HSBC Holdings plc Earnings Release 1Q24	55

      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2024	HSBC Holdings plc
	By:	/s/ Georges Elhedery
	Name:	Georges Elhedery
	Title:	Group Chief Financial Officer